WGNB Corp. 2003 Annual Report

A Heritage of Excellence... A Future of Promise



Vera Adams
Carrollton, GA
Adams-Massey Co.

"I'm telling my age here... I've been a personal and business customer of the bank since the day it opened in 1946. I do business there because it's reliable – it's like a rock. Even my son, daughter and grandson have accounts with them. They're local folks, and they treat people the way I treat people. I just feel real secure with them."

WGNB Corp.
BANK HOLDING COMPANY

(Dollars in thousands, except per share data)

Year Ended December 31,	**2003**	2002	2001
Net Earnings	**$ 5,787**	$ 5,545	$ 4,789
Diluted Earnings per Share	**$ 1.72**	$ 1.69	$ 1.52
Return on Average Equity	**14.22%**	15.56%	17.11%
Return on Average Assets	**1.51%**	1.55%	1.47%
Overhead Ratio	**59.12%**	58.24%	57.07%
Total Assets	**$393,216**	$ 385,121	$ 350,222
Total Loans	**$296,498**	$ 273,471	$ 253,805
Total Stockholders Equity	**$ 42,089**	$ 38,520	$ 29,204



West Georgia National Bank Senior Management (L to R) W.Galen Hobbs, Jr. – Executive Vice President, Dan Butler – Chief Operations Officer, H.B. (Rocky) Lipham, III – Executive Vice President, L. Leighton Alston – Chief Executive Officer, Steven J. Haack – Chief Financial Officer, Randy Whitaker – Senior Vice President, Richard A. Duncan – President

Rapid Growth in WGNB's Market Area

Atlanta's westward expansion continues to gather speed, and the Bank is ideally situated to benefit. As you can see, our market area surrounds the I-20 corridor, which has become one of Atlanta's latest economic suburbs. For instance, Douglas County's median household income now stands at almost $55,000, well surpassing that of Georgia and the nation.

Carroll County's population growth has accelerated in recent years, increasing at an annual rate of 3.8% from 2000 – 2002. That is almost double the County's growth rate in the 1990s, with most of the increase being concentrated in the north end of the County. Growth in diverse industries is also reinforcing the strength of the County's widening economic base, as is the fact that nearly 1,000 additional jobs are planned in the near term by a number of new and expanding companies.

As a result, WGNB intends to maintain our optimistic but prudent expansion during this exciting growth period in our core market area.



Douglas County
75
Carroll County
Villa Rica
20
285
Douglasville
85
Atlanta
20
Carrollton
Bowdon
85
75

"I've been a customer for over a decade. The bank helped my church get the loan for our computer system, and they're big supporters of the University. I just like their 'the-buck-stops-here' attitude – if you've got a problem, someone will fix it for you right then and there. I have nothing but good things to say about WGNB."

Dr. Jack Jenkins
Carrollton, GA
State University of West Georgia
Dean of the Graduate School

● **Branch / ATM**
● **ATM**



At West Georgia National Bank we have worked hard to build a strong heritage of service and performance. We were founded almost six decades ago, in 1946, and now have the largest deposit base of any Carroll County bank, with a 24 percent market share.

Yet our Board of Directors and management team have never rested on past acheivements. Rather, we see our heritage as providing the solid foundation for a highly promising future, to which our accomplishments during 2003 point – despite another challenging year in the financial sector.

A Brief Financial Recap of 2003

The nation's economy during the first half of 2003 was not robust. However, there were preliminary signs of a recovery and the second half of the year showed more strength. The west Georgia region followed this national trend, so WGNB performed well despite a languishing U.S. economy.

Our fourth quarter earnings represented an increase of 10.1 percent over the fourth quarter of 2002. The increase in year-end net income from 2002 to 2003 was $242,185 or 4.4 percent.

> "Given our successful track record, WGNB will continue to follow our long-term strategy of building shareholder value, while serving our community better than any other financial institution."

Because our interest margin remained relatively flat and our equity position increased during 2003, our returns on average assets and equity through 2003 were 1.51 and 14.22 percent, respectively, which compares to 1.55 and 15.56 percent for 2002.

It is important to note that WGNB Corp. is the sixteenth highest performing publicly traded financial institution under $1 billion in assets in the nation, based on a three-year average return on equity, according to *U.S. Banker* magazine. In other words, we continued to perform exceedingly well within our peer group nationally – and even better when compared to other similarly-sized banks in our market area. Since 1994 we have grown more in deposits than any other bank in Carroll County.



L. Leighton Alston
President and CEO
WGNB Corp.

Thanks to a solid management team and a sound long-term growth strategy, we've achieved 16 consecutive quarters of increased dividends; in fact, our dividends per share for 2003 were up 12.1% over 2002. We've enjoyed 13 consecutive years of increased earnings, and our loan portfolio grew 8.4 percent during 2003.

Other Highlights for 2003

At the close of the year, we had $393 million in total assets. This record amount places us in the "large" bank category for Office of the Comptroller of the Currency's Community Reinvestment Act examination purposes. The Community Reinvestment Act encourages banks to meet the credit needs of their community. It is almost unprecedented for a bank of our size to be rated "Outstanding" by the OCC in its first examination in the large bank category.

We are still the only company headquartered in Carroll County that is listed on a stock exchange. Our NASDAQ listing began in early 2002, and that relationship has set the stage for increased liquidity for our 3,306,452 shares of outstanding stock.

During the year, our efforts to reach members of our Spanish-speaking population expanded greatly, as you'll see later in this report. We now have close to $1 million in loans to that community, and we will continue to work actively to meet its growing needs.

In terms of retail products and services, the Bank's "My I.D."SM program, which is designed to prevent identity theft, has proved highly popular. It is further evidence that WGNB remains on the cutting edge of utilizing the latest technology to provide enhanced services.



Technology advances are also being built into our upcoming permanent Mirror Lake office, located in the large Mirror Lake community in Villa Rica. It will feature the latest in technologically enhanced services, which will enable us to better meet the needs of our customers. I must report that the land and building costs of the Mirror Lake office will have a financial impact on our profits. We're making a $2.6 million investment in this facility, but even in its temporary home, it is among our strongest branch performers. Mirror Lake is in the heart of what is fast becoming Atlanta's latest economic suburb, and we are in the ideal location to take advantage of the area's explosive growth.

Our Board of Directors Keeps Getting Stronger

Over the course of 2003, all members participated in rigorous training sessions on everything from asset/liability management, risk assessment and Sarbanes-Oxley Act compliance. In the face of these many new regulations we had to make only minor changes to our corporate governance standards.

A Look Ahead

Given our successful track record, WGNB will continue to follow our long-term strategy of building shareholder value, while serving our community better than any other financial institution.

During 2004, we intend to pursue prudent expansion opportunities. We will continue to place emphasis on growing our loan portfolio in both the commercial and retail arenas. With economic forecasters predicting solid yet unimpressive growth nationally, we are not anticipating double-digit revenue or earnings increases. However, we will not be satisfied unless we continue to perform in the very top tier of our peer group for 2004 and beyond.

I want to thank our hard-working management team and staff, our dedicated Board, our loyal shareholders and our growing customer base.

Your support has allowed WGNB to achieve best-in-class performance, and we will continue to build on our heritage of excellence as we head into a future filled with exciting promise.

Sincerely,

L. Leighton Alston
President and Chief Executive Officer



Continuing Our Heritage of Strong Financial Performance in 2003

WGNB's earnings increased for the thirteenth consecutive year, and over that period they have grown an average of 18.26 percent per year. Over the last 35 years, earnings have grown an average of 14 percent per year.

For 2003, we can report record highs on earnings, loans, deposits, capital accounts and cash dividends. We increased the Company's earnings to more than $5.7 million, and paid out over $2.2 million of that in dividends. In fact, we have achieved 16 consecutive quarters of increased dividends, and our stock price increased 12 percent, from $25.75 year-end '02 to $28.89 year-end '03.

As you can see from the featured rankings, we also continued to outperform our local competition, as well as similarly-sized banks around the nation. With 24 percent market share in Carroll County, we maintained our dominant position, which at year-end translated into $393 million in total assets, also a record high for the Company.

2003 Loan Portfolio Highlights

One reason WGNB has a heritage of high performance is that we place emphasis on loan growth, both commercial and retail, as well as the sale of home mortgages in the secondary market. In 2003, we achieved an 8.4 percent increase in our overall loan portfolio, thanks in part to the record housing activity in Carroll County, which began in 2000 and is still continuing. Douglas County's population grew by 30 percent from 1990 to 2000, so that has also been a very positive factor – which of course impacts the commercial market.

On the commercial lending side, we:

- funded over 600 residential construction loans
- grew our portfolio by 50% in the Douglasville market
- became equity partner and lender in the $13 million Magnolia Lakes low-to-moderate income housing development
- achieved 144% growth in commercial equipment leasing

Consumer Products and Services

We expanded our popular "My I.D."SM program during 2003. This suite of features enhances customer service and helps fight the fastest-growing crime in America – identity theft. The program includes a computer-based photo and specimen signature verification at the teller line, debit cards with the customer's picture and signature, the exclusion of social security numbers on all mailings except where required by law, on-site shredding of all bank-produced information – plus a free shredding service for all personal bank records of our customers. The program also provides pamphlets on identity theft and, perhaps the most unique to us, we provide one-on-one assistance to any customer who has experienced identity theft.

"My I.D."SM is an excellent identity-theft prevention tool, and we are the only local bank in our market area to offer it. In conjunction with this technology, we have a continually updated privacy policy: We never divulge or share any customer data, unless legally required to do so. We also joined the Verified by Visa program for making Internet purchases even more secure.

During 2003 we redesigned our Web site for greater ease of use, and we implemented a new Cash Management module for commercial customers. It is a powerful financial tool that allows businesses to originate ACH files to pay vendors or process payroll electronically, view and print check images online, issue wire transfer instructions, as well as numerous other capabilities.

In addition, there is a new Investor Relations link which provides stock-related information about WGNB Corp., along with SEC filings and corporate news releases.

All these initiatives are integral parts of our long-term technology leadership strategy. We are determined to be on the forefront of offering our customers the most helpful financial technology available.

A Few 5-to 10-Year Financial Highlights

Average Annual:

Asset growth, '98-'03	*12.2%*
ROE, '98-'03	*16.3%*
Dividend increase, '93-'03	*15%**
Share-price increase, '93-'03	*23.8%**

* *Split adjusted*

A Sampling of WGNB Rankings

3-year avg. ROE *– #16 in nation for financial institutions with assets under $1 billion [U.S. Banker magazine]*

Readers' Choice Award *– #1 for 5th consecutive year [Times Georgian NewsPaper]*

Top 100 Georgia Businesses *– Top Performing (45th); YTD Stock Price Change (19th); Total ROI (59th) [Atlanta Journal Constitution]*

NASDAQ

WGNB Corp. is the only company headquartered in Carroll County listed on NASDAQ – symbol: WGNB. The listing brings the Bank's strong fiscal performance to the attention of analysts and investors, which in turn helps increase the liquidity of our stock.

"I'm going to bank where people know me, but I also like WGNB's electronic banking – so they give me both sides of the coin. I use the Web site to manage my account; it really simplifies things so much. I also loved the way they dealt with my mother, who was a customer forever – when she got older, they treated her with such respect ... that still means so much to me."



Shirley Garrett
Villa Rica, GA
Professional Speaker/
Writer

"La primera vez que yo vine al banco tenia miedo, pero cuando no mas entré me sentí bien. Ellos me explicaron la importancia de tener mi dinero en un banco por la seguridad y para mi futuro; ellos tambien me enseñaron como obtener un prestamo y establecer mi credito. Hoy yo tengo mi cuenta y un prestamo para mi camonieta nueva. A sido una experiencia increible y le digo a todos mis amigos."



Victor Martinez
Carrollton, GA
Construction

The Future is Bright for Our Spanish-Speaking Community Involvement

Approximately 15 percent of our market area is now Spanish-speaking, and WGNB is becoming increasingly involved in that community. In 2003, we added a bilingual Marketing Specialist and we promoted a bilingual Consumer Lender.

They conduct seminars in many locations throughout the community to educate potential customers on the basics of banking, as well as the importance of obtaining a tax ID number, maintaining accounts and establishing credit. They have also implemented staff training sessions at the Bank to help personnel better meet the needs of Spanish-speaking customers. We now have Spanish-speaking personnel at three locations who are readily available by telephone to translate for other WGNB employees. In 2004, we also plan to add a Spanish language module to our "Round The Clock" telephone banking service.

Our efforts in this community clearly paid off in 2003: Our Consumer Lenders generated more than 200 loans totaling in excess of $1 million.

Our 57-Year Heritage of Community Involvement is Stronger Than Ever

Since our first day of service to the west Georgia region in 1946, WGNB has always strived to provide the very highest level of community service. All our management and staff live here; our customers are our friends and neighbors.

In addition, one of our core values encompasses community service. We encourage every member of our team to serve in local community organizations.

There are hundreds of organizations benefiting from the many hours of service given by our employees. A few examples include:

Carroll Tomorrow Foundation Board of Directors
Carrollton Payroll Development Authority
Douglas Emerging
State University of West Georgia Foundation
Carroll County Chamber of Commerce
Tanner Medical Foundation
United Way of Douglas County
Douglas County Chamber of Commerce
The Salvation Army
Carroll County Chamber of Commerce Existing Industry Committee
West Georgia Business and Industrial Leaders Association
Carroll County Water Authority

"The first time I came to the bank I was scared, but as soon as I entered, I felt relieved. They explained the importance of having my money here for safety and for my future; they also told me how to get a loan and establish my credit. Now I have my account here and the loan for my new truck. It's been a great experience I share with all my friends."

Having a Heart for the Community in a Different Way

While it's not the typical type of community involvement, in 2003 WGNB began an initiative that could literally save the lives of your friends and neighbors: We installed automated external defibrillators – the devices that help so much in the first moments after a heart attack begins – on every floor of every WGNB building. Over 60 employees volunteered to take training and are now certified in Automated External Defibrillation, as well as Cardiac Pulmonary Resuscitation.




LIFEPAK

Our Heritage of Community Involvement Continues

In addition to over $93,000 contributed to local charities and organizations by the Bank, employees raised more than $6,800 by contributing $2 each pay period for the privilege of "dressing down" on Fridays and Saturdays. Employees then voted on which charities to support. Proceeds from this fund-raiser were divided among 21 local and national charities this holiday season. Some of the organizations that received donations are:

Alice's House Community Children's Home, Carroll County Hospice, Carroll County Soup Kitchen, Douglas County Make-A-Wish Foundation, Douglas County United Way, Carroll County Women's Emergency Shelter, Carroll Rape-Crisis Center and the Douglas County Boys & Girls Club



The very definition of an "active" Board, our directors devoted a great deal of time and energy to overseeing the Company's operations throughout 2003. A number of members attended training seminars on topics including Sarbanes-Oxley Act compliance, asset/liability management, risk assessment, and audit procedures.

Our current Board is certainly adding to WGNB's decades of strong management heritage, and it is leading us – with both realism and bold goals – into a future filled with promise.



Seated (L to R)

L. Leighton Alston
President & CEO
WGNB Corp.
CEO
West Georgia National Bank

W. T. Green, Jr.
Chairman
WGNB Corp. and
West Georgia National Bank
Chairman & CEO
Greenway Medical Technologies

Richard A. Duncan
Executive Vice President
WGNB Corp.
President
West Georgia National Bank

Standing (L to R)

Frank T. Thomasson, III
Division President
Thomasson Printing

Grady Woodfin Cole
President & CEO
Carroll Realty and
Insurance Company

Thomas T. Richards
President
Richards Mortgage Servicing

Wanda W. Calhoun
Educator
Carroll County Board
of Education

L. G. (Jack) Joyner
Owner
J&R Construction &
Development

R. David Perry
Retired Pharmacist

Charles M. Willis, Sr.
Co Owner
The Squire Shop

J. Thomas Vance
Attorney
Tisinger, Tisinger, Vance
& Greer

L. Richard Plunkett
President
Plunkett & Associates

Thomas E. Reeve, III, M.D.
Partner
Carrollton Surgical Group

Oscar W. Roberts, III
(Not Pictured)
Real Estate and Investments

WGNB Corp.
BANK HOLDING COMPANY

Contents

10	Company Overview
16	Market Information
17	Selected Financial Data
18	Management's Discussion and Analysis
23	Balance Sheet Overview
34	Report of Porter Keadle Moore, LLP
35	Consolidated Balance Sheets
36	Consolidated Statements of Earnings
38	Consolidated Statements of Changes in Shareholder's Equity
39	Consolidated Statements of Cash Flows
41	Notes to Consolidated Financial Statements

Company Overview

Business Description

WGNB Corp. is a $393 million asset bank holding company headquartered in Carrollton, Georgia. The Company was organized as a business corporation under the laws of the State of Georgia in 1984 and is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended, and under the bank holding company laws of the State of Georgia. The Company conducts operations in western Georgia through its wholly-owned subsidiary, West Georgia National Bank (the "Bank"). The Bank was organized in 1946 as a national banking association under the federal banking laws of the United States. As of March 7, 2004, the Company had 3,307,123 issued and outstanding shares of common stock, $1.25 par value per share (the "Common Stock"), held by approximately 1,000 shareholders of record.

The Company conducts all of its business through the Bank. The executive offices of the Company and the main office of the Bank are located at 201 Maple Street, Carrollton, Georgia 30117. Access to the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports is available at the Company's website, www.wgnb.com.

The Bank

The Bank is a full service commercial bank offering a variety of services customary for community banks of similar size which are designed to meet the banking needs of individuals and small to medium-sized businesses. The Bank attracts most of its deposits and conducts most of its lending transactions from and within its primary service area encompassing Carroll County, Georgia and the western portion of Douglas County, Georgia.

The Bank's main office is located in Carrollton, Georgia. The Bank operates a total of seven branches and six additional 24-hour ATM sites, located in Carroll and Douglas Counties in Georgia. The Bank operates two additional branches in the city of Carrollton, two branches in Villa Rica, one branch in Bowdon and one branch in Douglasville, Georgia.

As a convenience to its customers, the Bank offers at most of its branch locations Saturday banking hours, drive-thru teller windows and 24-hour automated teller machines. The Bank is a member of Honor, Cirrus and several other ATM networks of automated teller machines that permit Bank customers to perform monetary transactions in most cities throughout the southeast and other regions. The Bank also offers Internet banking services through its web site located at www.wgnb.com. Information included on the Bank's web site is not a part of this Report.

Deposit Services. The Bank offers a full range of deposit services including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer-term certificates of deposit. The accounts are all offered to the Bank's market area at rates competitive to those offered in the area. All deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum allowed by law. In addition, the Bank has implemented service charge fee schedules competitive with other financial institutions in its market area covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

As of December 31, 2003, the Bank had deposits of approximately $303 million, and approximately 27 thousand deposit accounts. No material portion of the Bank's deposits relates to one or a few persons or entities (including federal, state and local governments and agencies). The loss of any one or a few principal deposit customers would not be likely to have a material adverse effect on the operations or earnings of the Bank.

The following table sets forth the mix of depository accounts at the Bank as a percentage of total deposits as of December 31, 2003.

Deposit Mix

	At December 31, 2003
Non-interesting bearing demand	13%
NOW accounts and money market	46%
Savings	4%
Time Deposits	
Under $100,000	27%
$100,000 and over	10%
	100%

Lending Services. The Bank's lending business consists principally of making consumer loans to individuals and commercial loans to small and medium-sized businesses and professional concerns. In addition, the Bank makes secured real estate loans, including residential and commercial construction loans, and first and second mortgage loans for the acquisition or improvement of personal residences. As of December 31, 2003, the Bank had approximately $296 million in total loans outstanding, representing 75% of its total assets of approximately $393 million. The loan portfolio is made up of both fixed and adjustable rate loans. Approximately 66% of the Company's total loan portfolio is fixed rate and 33% is adjustable rate as of December 31, 2003. No material portion of the Bank's loans is concentrated within a single industry or group of related industries. The Bank is not dependent to any material degree upon any single borrower or a few principal borrowers. The loss of any individual borrower or of a few principal borrowers would not be likely to have a material adverse effect on the operations or earnings of the Bank.

Real Estate Loans. Loans secured by real estate make up the primary component of the Bank's loan portfolio, constituting approximately $249 million, or 84%, of the Bank's total loans as of December 31, 2003. Approximately 64% of the real estate loans are fixed rate and 36% are adjustable rate. Approximately 51% of the fixed rate real estate loans mature in one year or less and approximately 94% of the fixed rate real estate loans mature in five years or less. These loans consist of commercial real estate loans, construction and development loans, residential real estate loans and home equity loans. Real estate loans are collateralized by commercial and residential real estate in the Company's primary and secondary market areas. The types of real estate that typically constitute collateral include primary and secondary residences for individuals, including multi-family projects, places of business, real estate for agricultural uses and undeveloped land.

Commercial Loans, Other Than Commercial Loans Secured by Real Estate. The Bank makes loans for commercial purposes in various industries resident to its market area. As of December 31, 2003, commercial loans constituted approximately $31 million, or 11% of the Bank's total loans. Approximately 68% of commercial loans are fixed rate while 32% are adjustable. The typical commercial loan has a maturity of three years or less. The typical commercial loan has collateral such as equipment for business use and inventory and may include unsecured working capital lines.

Consumer Loans. The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans and lines of credit. As of December 31, 2003, the Bank held approximately $16 million of consumer loans, representing 6% of its total loans. Consumer loans are primarily fixed rate in nature with 97% of this loan category carrying fixed rates. These loans are typically collateralized by personal automobiles, recreational vehicles or household items and may include unsecured loans to individuals.

Other Lending Activities. The Bank also engages in secondary-market mortgage activities whereby the Bank originates mortgage loans on behalf of investor correspondent banks who fund the loans. The investor correspondent banks underwrite and price the loans and the Bank receives a fee for originating and packaging the loans. Periodically, the Bank receives discount points depending on the pricing of the loan. No mortgage loans are held by the Bank for resale nor does the Bank service third party loans.

Risks Associated with Lending Activities. Consumer and non-mortgage loans to individuals entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial loans and loans secured by commercial and multi-family real estate properties are generally larger and involve greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on these loans are often dependent on the successful operation of the business or management of the property, repayment of such loans may be subject to adverse conditions in the economy or real estate markets. It has been the Bank's practice to underwrite such loans based on its analysis of the amount of cash flow generated by the business and the resulting ability of the borrower to meet its payment obligations. In addition, the Bank, in general, seeks to obtain a personal guarantee of the loan by the owner of the business and, under certain circumstances, seeks additional collateral.

Construction loans are generally considered to involve a higher degree of credit risk than residential mortgage loans. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the security property's value upon completion of construction as compared to the estimated costs of construction, including interest and fees. In addition, the Bank assumes certain risks associated with the borrower's ability to complete construction in a timely and workmanlike manner. If the estimate of value proves to be inaccurate, or if construction is not performed timely or in a quality manner, the Bank may be confronted with a project which, when completed, has a value insufficient to assure full repayment or to advance funds beyond the amount originally committed to permit completion of the project.

Target Concentrations & Loan Portfolio Mix. The Bank has target concentration and portfolio mix limits written in its loan policy. The goal of the policy is to avoid concentrations that would result in particular loan or collateral type, industry or geographic area comprising a large part of the whole portfolio. The portfolio should be varied enough to obtain a balance of maximum yield and minimum risk. The loan portfolio mix is reported and reviewed quarterly by the Board of Directors. Concentration targets are evaluated periodically to determine changes in risk profiles and market need. The following represents maximum target concentrations of loans by category as a percentage of total loans:

Single-payment loans	25%
Unsecured loans	6%
Loans secured by:	
Residential real estate	30%
Commercial real estate	35%
Convenience stores assets	6%
Hotels/motels	5%
Poultry facilities	7%
Acquisition & development/construction loans	25%
Commercial and industrial purpose loans	20%
Exceptions to primary and secondary trade area	15%

While the loan policy includes a provision generally limiting all types of real estate loans to 85% of the total loan portfolio, the executive loan committee can approve loans that exceed the policy limits on a case by case basis where warranted. Although, in aggregate, it accounts for a large portion of the loan portfolio, real estate lending has historically been the Company's lowest loan loss category.

Legal Lending Limit. The Bank is subject to loans to one borrower limitations prescribed for national banks by the Office of the Comptroller of the Currency. The legal lending limit to a single borrower by regulation is 15% of a bank's total capital plus reserves, plus an additional 10% of a bank's capital and reserves if the amount exceeding the 15% general limit is secured by readily marketable securities. The Bank, however, has adopted an internal policy requiring all exposure above 15% of capital and reserves to be approved by the entire Board of Directors unless certain conditions are met including one or more of the following:

- the amounts exceeding the limit are sold on a non-recourse basis;
- the amounts exceeding the limit are secured by readily marketable securities, up to a limit of 25% of capital and reserves;
- the amounts exceeding the limit are secured by a perfected first lien security interest in one-to-four family real estate in an amount that does not exceed 80% of the appraised value of the property and the outstanding indebtedness to the borrower does not exceed the lesser of 20% (or 25% with the approval of a majority of the Board of Directors subject to certain additional restrictions) of capital and reserves, or $10 million; or
- the amounts exceeding the limit are for small business purposes and secured by non-farm nonresidential properties or are commercial or industrial loans but in no event can the outstanding indebtedness exceed the lesser of 20% (or 25% with the approval of a majority of the Board of Directors subject to certain additional restrictions) of capital and reserves, or $10 million.

Loan Underwriting Standards. Management recognizes the importance of character and past performance as consideration in the lending decision process. In analyzing a credit relationship, primary emphasis is placed on adequacy of cash flow and the ability of the borrower to service the debt. Secondary emphasis is placed on the past performance of the borrower, the type or value of the collateral, the amount of net worth present or any performance of endorsers or guarantors that has not been proven.

Collateral is not considered a substitute for the borrower's ability to repay. Collateral serves as a way to control the borrower and provide additional sources of repayment in the event of default. The quality and liquidity of the collateral are of paramount importance and must be confirmed before the loan is made. The Bank has loan to value and margin guidelines that are varied depending on the type of collateral offered. Loans secured by liquid assets and securities carry margins of 75% to 100% depending on the liquidity and price volatility of the asset. Loans to value on various types of real estate credits generally do not exceed 85% with most below 80%. Installment loans, in general, allow for a maximum loan to collateral value of 85%. In addition, there are limits on terms of repayment of loans for automobiles and related collateral, which are dependent on the age of the asset. There are certain exceptions to the loan to value guidelines that are dependent on the overall creditworthiness of the borrower.

Loan Approval. The Bank's loan approval policies provide for various levels of officer lending authority. When the aggregate outstanding loans to a single borrower exceeds an individual officer's lending authority, the loan request must be considered and approved by an officer with a higher lending limit or an officers' loan committee (the "OLC"). Individual officer's secured and unsecured lending limits range from $5,000 to $100,000, depending on seniority. The OLC, which consists of the president, two executive vice presidents, one senior vice president and other lenders, has a lending limit of $300,000 for secured and $100,000 for unsecured loans. Loans between $300,000 and the Bank's legal lending limit must be approved by an executive loan committee, which is made up of the CEO of the Company, the President of the Bank and six outside directors.

Loan Review. The Bank has a comprehensive loan review process involving an independent loan review officer and lending officers. The loan review process is designed to promote early identification of credit quality problems. All loan officers are charged with the responsibility of rating their loans. According to the current bank loan policy, the scope of loan review activity is to include a minimum of 90% of all commercial and business purpose loan relationships greater than $500,000, with random sample checks on consumer loans and other loans less than $500,000. Additionally, the loan review officer monitors the loan rating system to ensure proper risk identification. The Bank's risk identification process is also reviewed by its regulators and its independent auditors. Upgrades and credit risk grades require the approval of the loan review officer. In the event of disagreement, the executive loan committee makes the final decision.

Market Area

The following statistical data is based on information contained in a report published by the State University of West Georgia Department of Economics dated November 6, 2003 and information published by the FDIC on its web site.

The Bank's primary market area includes all of Carroll County, Georgia and the western portion of Douglas County, Georgia. Approximately 98% of the Bank's deposit customers reside in Carroll County, although it attracts some loan business from neighboring Douglas and Paulding Counties. The Bank's secondary market area includes the Georgia counties of Paulding, Douglas, Heard, Haralson and Coweta, and the Alabama counties of Cleburne and Randolph. Carroll County is located approximately 45 miles southwest of Atlanta and 90 miles east of Birmingham, Alabama. Carroll County ranks 29th among Georgia's 159 counties in land area with 499 square miles and 21st (up from 23rd in 2000) in population with a 2002 population of 94,907. Carroll County's major industries include manufacturing, wholesale trade, food processing, paper and lumber products, construction and health services. The Bank's main office is located in Carrollton, which is the county seat for Carroll County. The State University of West Georgia, which serves more than 9,000 students, and Tanner Medical Center are also located in Carrollton.

During the 1990's the Carroll County grew at an average annual rate of 2%, down slightly from the 2.5% annual rate in the 1980's and slower than the State of Georgia annual growth rate of 2.4%. Net migration accounted for 60% of the 1990 population growth, while 40% was due to natural increase. Carroll County's population growth has accelerated in recent years, growing at an annual average rate of 3.8% from 2000-2002. This is almost double the County's growth rate in the 1990's. From April 2000 to July 2002, Carroll's population grew 7,500 with net migration accounting for 83% of the change and most of the growth occurring on the I-20 corridor near Villa Rica and Temple, Georgia.

Carroll County continues to be the largest deposit base county in the Bank's market area with Douglas County, to its east, and Paulding County, to its north, emerging as deposit growth areas. The compound annual growth rate for deposits at financial institutions in Carroll County for the years 1993-2003 was 5.3%. The amount of total deposits in Carroll County was approximately $1.19 billion as of June 30, 2003, compared to total deposits of approximately $710 million as of June 30, 1993. Douglas County had the second largest deposit base in our market area with $862 million in total deposits, and Paulding County had the third largest base with $608 million in total deposits, as of June 30, 2003. The Bank held a market share of 24.0% of total deposits in Carroll County as of June 30, 2003, representing the largest deposit market share for any financial institution located in Carroll County.

The Bank established two branches in the Douglas County market over the past four years. One branch is located on Highway 5 just south of I-20 and the other is located in a developing are known as Mirror Lake located on Mirror Lake Boulevard just north of I-20. The Bank is presently upgrading its Mirror Lake temporary branch facility to a permanent facility located in front of The Village at Mirror Lake Shopping Center. The Bank intends to serve the western Douglas County market with these two locations.

Douglas County ranks 139th out of 159 counties in land area, but 16th in population in Georgia in 2002 with a population of 98,650. During the 90's, Douglas grew at an annual rate of 2.6% with migration accounting for 65% of that growth. From 2000 to 2002 that growth rate increased to an average annual rate of 3.2% per year. Based on building permit activity, Douglas appears poised to join Carroll, Coweta, and Paulding as one of the 100 fastest-growing counties in the U.S. when the 2003 county population estimates are released in March 2004. From April 2000 to July 2002, Douglas County's population grew 6,344 with net migration accounting for almost 70% of that growth.

All of the Company's market area has been affected by the downturn in both the local and national economies. Even before terrorism became a continued threat and foreign affairs impacted the national economy, evidence suggested a rise in unemployment in all counties in the Company's market area. Retail trade and business expansion is likely to be effected by the downturn. Inventories of single-family homes are increasing with the upscale home market experiencing particularly hard times. Retail sales were down in 2001 as evidenced by a 15% reduction in sales tax collections in Georgia. All of these factors may have an impact on the Company's business growth.

Competition

The Bank operates in a competitive environment, competing for deposits and/or loans with commercial banks, thrifts and other financial entities. Principal competitors include other small community commercial banks (such as McIntosh Commercial Bank, First Georgia Community Bank, Community Bank of West Georgia and Gainesville Bank & Trust) and larger institutions with branches in the Bank's market area such as CB&T of West Georgia (a division of Synovus Bank), BB&T, Regions Bank, United Community Bank, Bank of America, SunTrust Bank and SouthTrust Bank. Numerous mergers and consolidations involving banks in the Bank's market area have occurred, requiring the Bank to compete with banks with greater resources. However, West Georgia National Bank is the largest and oldest independent bank in Carroll County. McIntosh Commercial Bank commenced operations in the fourth quarter of 2002, Community Bank of West Georgia commenced operations in the second quarter of 2003, and First Georgia Community Bank commenced operations in the third quarter of 2003 and a fourth de novo bank is in formation in Bremen, Georgia in north Carroll County. The de novo banks are limited in their funding strategies because they typically do not have access to wholesale funding. This has the effect of running up deposit rates as the new banks compete for funds in the market area.

The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial institutions operating in the Bank's market area offer services such as trust, investment and international banking, which the Bank does not offer, and have greater financial resources or have substantially higher lending limits than do the Bank.

To compete with other financial services providers, the Bank principally relies upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers' needs. Management believes that the Bank has an opportunity to establish business ties with customers who have been displaced by the consolidations and desire to forge banking relationships with locally owned and managed institutions.

The Bank offers many personalized services and attracts customers by being responsive and sensitive to the needs of the community. The Bank relies not only on the goodwill and referrals of satisfied customers, as well as traditional media advertising to attract new customers, but also on individuals who develop new relationships to build the customer base of the Bank. To enhance the Bank's image in the community, the Bank supports and participates in many events. Employees, officers and directors represent the Bank on many boards and local civic and charitable organizations.

Market Information

The Company's Common Stock is traded on the NASDAQ SmallCap Market System under trading symbol "WGNB". Approximately 1000 shareholders of record held the Common Stock as of February 27, 2004. Set forth below are the high and low bid prices for each full quarterly period during 2002 and 2003 and the dividends declared and paid per share of Common Stock for those periods.

		Price Range Per Share		
		Low	High	Dividends Paid Per Share
2002:				
	First Quarter	$23.51	$28.75	$0.145
	Second Quarter	23.90	28.00	0.147
	Third Quarter	23.25	26.00	0.150
	Fourth Quarter	20.00	25.61	0.155
2003:				
	First Quarter	$24.52	$28.75	$0.160
	Second Quarter	25.25	37.25	0.165
	Third Quarter	25.50	27.10	0.170
	Fourth Quarter	26.27	31.17	0.175

Dividends

The declaration of future dividends is within the discretion of the Board of Directors and will depend, among other things, upon business conditions, earnings, the financial condition of the Bank and the Company, and regulatory requirements.

Selected Financial Data

The selected consolidated financial data of the Company for and as of the end of each of the periods indicated in the five-year period ended December 31, 2003 have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data should be read in conjunction with the consolidated financial statements of the Company, including the notes to those consolidated financial statements contained elsewhere in this report.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
For the Year:					
Total Interest Income	$23,542	$24,296	$26,548	$24,049	$19,883
Total Interest Expense	7,527	8,724	12,069	10,356	7,968
Net Interest Income	16,015	15,572	14,479	13,692	11,916
Provision for Loan Losses	350	483	910	509	303
Net Interest Income After Provision for Loan Losses	15,665	15,089	13,569	13,184	11,612
Total Other Income	5,554	5,251	4,550	2,991	1,931
Total Other Expense	12,752	12,127	10,859	9,283	7,993
Earnings Before Income Taxes	8,467	8,213	7,260	6,892	5,551
Income Taxes	2,680	2,668	2,471	2,487	1,995
Net earnings	5,787	5,545	4,789	4,404	3,556
Per Share Data:					
Net earnings	1.75	1.71	1.55	1.42	1.14
Diluted net earnings	1.72	1.69	1.52	1.41	1.13
Cash dividends declared	.67	.60	.55	.48	.42
Book value	12.72	11.65	9.42	8.30	7.08
Tangible book value	12.72	11.65	9.42	8.30	7.08
At Year End:					
Total loans	296,498	273,471	253,805	228,467	184,795
Earning assets	367,694	360,226	331,690	272,512	233,950
Assets	393,216	385,121	350,222	289,112	254,035
Total deposits	303,316	298,726	280,531	233,811	214,805
Stockholders' equity	42,089	38,520	29,204	25,687	21,923
Common shares outstanding	3,306,452	3,306,733	3,100,355	3,095,455	3,105,394
Average Balances:					
Total loans	287,861	262,781	248,863	210,127	172,628
Earning assets	357,468	337,583	310,027	259,736	223,091
Assets	384,395	357,418	326,653	276,719	240,154
Deposits	296,723	279,483	263,668	224,220	206,497
Stockholders' equity	40,708	35,640	27,986	23,700	21,850
Weighted average shares outstanding	3,308,087	3,243,849	3,098,067	3,098,419	3,113,014
Key Performance Ratios:					
Return on average assets	1.51%	1.55%	1.47%	1.59%	1.48%
Return on average equity	14.22%	15.56%	17.11%	18.58%	16.27%
Net interest margin, taxable equivalent	4.65%	4.76%	4.84%	5.44%	5.49%
Dividend payout ratio	38.29%	34.94%	35.48%	33.80%	36.33%
Average equity to average assets	10.59%	9.97%	8.57%	8.56%	9.10%
Average loans to average deposits	97.01%	94.02%	94.39%	93.71%	83.60%
Overhead ratio	59.12%	58.24%	57.07%	55.64%	57.72%

Supplementary Data

Presented below is a summary of the unaudited consolidated quarterly financial data for the years ended December 31, 2003 and 2002.

Quarterly Financial Information

(Unaudited – in thousands, except per share data)

		2003 Quarters				2002 Quarters			
		First	Second	Third	Fourth	First	Second	Third	Fourth
Interest income	$	5,908	5,903	5,953	5,778	6,096	6,025	6,112	6,064
Net interest income		3,902	3,982	4,136	3,995	2,379	2,133	2,055	2,157
Provision for loan losses		75	75	75	125	75	75	75	258
Income before income taxes		1,959	2,203	2,161	2,144	1,839	1,992	2,539	1,843
Net income		1,355	1,514	1,439	1,479	1,221	1,315	1,666	1,343
Earnings per share – basic		0.41	0.46	0.44	0.44	0.39	0.40	0.50	0.42
Earnings per share – diluted		0.40	0.45	0.43	0.44	0.39	0.40	0.50	0.40
Weighted average common shares outstanding – basic		3,307,296	3,310,496	3,307,827	3,306,729	3,103,096	3,258,381	3,306,733	3,306,733
Weighted average common shares outstanding –diluted		3,351,533	3,354,733	3,352,064	3,350,966	3,130,376	3,284,351	3,332,703	3,397,378

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

The Company did not change accountants in 2003 or 2002 and continues to engage the independent accounting firm of Porter Keadle Moore, LLP. During the Company's two most recent years, there has been no disagreements with its accountants on any matter of accounting principles or practices or financial statement disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The purpose of the following discussion is to address information relating to the financial condition and results of operations of the Company that may not be readily apparent from a review of the consolidated financial statements and notes thereto. This discussion should be read in conjunction with information provided in the Company's consolidated financial statements and accompanying footnotes.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made in this Annual Report including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as oral statements made by WGNB Corp. (the "Company") or its officers, directors or employees, may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements are based on Management's beliefs, current expectations, estimates and projections about the financial services industry, the economy and about the Company and the Bank in general. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from historical results or from any results expressed or implied by such forward-looking statements. The Company cautions readers that the following important factors, among others, could cause the Company's actual results to differ materially from the forward-looking statements contained in this Report:

- the effect of changes in laws and regulations, including federal and state banking laws and regulations, with which the Company or the Bank must comply, and the associated costs of compliance with such laws and regulations either currently or in the future as applicable;
- the effect of changes in accounting policies, standards, guidelines or principles, as may be adopted by the regulatory agencies as well as by the Financial Accounting Standards Board;
- the effect of changes in the Company's organization, compensation and benefit plans;
- the effect on the Company's competitive position within its market area of the increasing consolidation within the banking and financial services industries, including the increased competition from larger

regional and out-of-state banking organizations as well as non-bank providers of various financial services;

- the effect of changes in interest rates;

- the effect of changes in the business cycle and downturns in local, regional or national economies;

- the matters described in the Company's Form 10-K under Part I, Item 1, Business – Business Risks.

The Company cautions that the foregoing list of important factors is not exclusive. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

CRITICAL ACCOUNTING POLICIES

The Company has established various accounting policies, which govern the application of accounting principles generally accepted in the United States in the preparation of its financial statements. These significant accounting policies are described in the Notes to the consolidated financial statements. Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities; management considers these accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying value of assets and liabilities and the results of operations of the Company. All accounting policies are important, and all policies described in Notes to the consolidated financial statements should be reviewed for a greater understanding of how the Company's financial performance is recorded and reported.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements. The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio. Calculation of the allowance for loan losses is a critical accounting estimate due to the significant judgment, assumptions and estimates related to the amount and timing of estimated losses, consideration of current and historical trends and the amount and timing of cash flows related to impaired loans. Please refer to the section of this Report entitled "Balance Sheet Review – Provision and Allowance for Possible Loan and Lease Losses" and Note 1 and Note 3 to the Company's consolidated financial statements for a detailed description of the Company's estimation processes and methodology related to the allowance for loan losses.

EARNINGS OVERVIEW

For the Years Ended December 31, 2003, 2002 and 2001

The Company reported net earnings of $5.8 million in 2003, $5.5 million in 2002 and $4.8 million in 2001, representing an increase of 4.4% between fiscal years 2002 and 2003 and an increase of 15.8% between fiscal years 2001 and 2002. The increases over the three fiscal years are primarily attributable to the Bank's continued loan growth, higher non-interest income and lower increases in non-interest expense. Net earnings per share on a fully diluted basis were $1.72 for 2003, $1.69 for 2002 and $1.52 for 2001, representing an increase of 1.8% between fiscal years 2003 and 2002 and 11.2% between fiscal years 2002 and 2001. The net earnings per share for 2003 for the entire year and 2002 for a partial year were affected by the previously described Common Stock offering completed in April, 2002 which increased the weighted average number of shares outstanding. Return on average assets and return on average shareholders' equity for 2003 was 1.51% and 14.22%, respectively, compared with 1.55% and 15.56%, respectively, for 2002, and 1.47% and 17.11%, respectively, for 2001. The reduction of return on average equity was primarily due to a large increase in equity in 2003 and 2002. The increases over the past two years were comprised of the Common Stock offering ($4.8 million), an increase in retained earnings ($7.2 million) and an increase in other comprehensive income ($1.0 million). These items had the effect of increasing the average balance of shareholders' equity by $12.7 million in the last two years.

Net Interest Income

The Company's operational results primarily depend on the earnings of the Bank. The Bank's earnings depend, to a large degree, on net interest income. Net interest income is defined as the difference between the interest income received from its investments (such as loans, investment securities, federal funds sold, etc.) and the interest expense on deposits and other borrowings. The following discussion and analysis of net interest margin assumes and is stated on a tax equivalent basis. That is, non-taxable interest is restated at its taxable equivalent rate.

The banking industry uses two key ratios to measure the relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities. The interest rate spread eliminates the impact of non-interest bearing deposits and gives a direct perspective on the effect of market interest rate movements. The other commonly used measure is net interest margin. The net interest margin is defined as net interest income as a percent of average total interest earning assets and takes into account the positive impact of investing non-interest-bearing deposits.

Net interest income for the Company increased by $442 thousand (2.8%) in 2003 from 2002, and by $1.1 million (or 7.6%) in 2002 from 2001. Net interest income at December 31, 2003, was $16.0 million compared to $15.6 million at December 31, 2002 and $14.5 million at December 31, 2001. The net interest margin on interest earning assets was 4.65% in 2003, 4.76% in 2002 and 4.84% in 2001. Beginning in early 2001 through the end of 2003, short-term interest rates have dropped 550 basis points. Comparing the interest margin in 2003 to that in 2002, the Bank's interest margin has declined by 11 basis points. Measuring the last three years, the Bank's interest margin has decreased 19 basis points. Management's interest rate risk strategies helped to mitigate the effects of rapidly declining interest rates. The average yield on assets in 2003 on a tax equivalent basis was 6.75% down 60 basis points from 2002 while the cost of funds was 2.52%, down 60 basis points from 2002. Likewise, during 2002, the Bank's yield on earning assets declined 139 points while its cost of funds was reduced by 147 basis points. The asset repricing point has "caught up" with the immediate repricing of the interest-bearing transaction account liabilities in each of the past three years of rapid rate decline.

Those benchmark rates declined 475 basis points in ten months during a ten-month period ending in 2002. The Bank's balance sheet has traditionally been slightly liability sensitive, but as 2003 progressed, management sought to become more evenly matched and perhaps slightly asset sensitive. That is, its assets re-price faster than its liabilities because of its high percentage of transaction accounts and increasing amounts of adjustable rate assets. Therefore, in a rising rate environment the Bank's interest margin will tend to widen whereas in a falling rate environment the Bank's interest margin tends to narrow. However, when rates fall rapidly (as in the past three years), the Bank's cost of funds hit an economic floor while its asset yields flatten out and become slightly more variable. The net result is that management has been attempting to poise the Bank's interest margin to increase as interest rates rise.

The cost of interest-bearing liabilities was 2.52% for 2003, 3.12% for 2002 and 4.59% for 2001, representing a decrease of 60 basis points between fiscal 2003 and 2002 and a decrease of 147 basis points between fiscal 2002 and 2001. The borrowings from the Federal Home Loan Bank (FHLB) which are fixed rate have kept the Bank's cost of funds from decreasing more rapidly in 2003. Management anticipates that the Bank's cost of funds will be positively impacted over the next eighteen months as $20 million of FHLB borrowings mature and those borrowings can be replaced with lower cost funds.

If one considers the yield on interest-bearing assets of 6.75% for 2003, 7.35% for 2002 and 8.74% for 2001, the impact of decreasing rates on asset yields was more pronounced in 2002 than in 2003 suggesting that the Bank may have reached a range bound plateau in its net interest margin. However, the longer market interest rates remain low the more solidified asset yields will become and in an increasing rate environment, the margin will be slower to react positively. This trend supports management's strategy of increasing asset sensitivity and adding interest rate floors to adjustable rate loans in order to create upside with increasing market rates. Prolonged low rates will have the impact of lowering the Company's net interest margin.

The following table shows, for the past three years, the relationship between interest income and interest expense and the average daily balances of interest-earning assets and interest-bearing liabilities on a tax equivalent basis assuming a rate of 34%:

Table 1
Average Consolidated Balance Sheets and Net Interest Analysis
(In thousands)

	For the Years Ended December 31,								
	2003			2002			2001		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:									
Interest earnings assets:									
Investments:									
Federal funds sold	$ 17,363	187	1.08%	$ 15,761	249	1.58%	$ 13,349	490	3.67%
Taxable	30,249	1,878	6.21%	40,416	2,333	5.77%	30,326	1,923	6.34%
Tax exempt	21,995	1,559	7.09%	18,625	1,290	6.93%	17,489	1,389	7.94%
Total Investments	69,607	3,624	5.21%	74,802	3,872	5.18%	61,164	3,802	6.22%
Loans (including loan fees):									
Taxable	286,055	20,329	7.11%	260,982	20,739	7.95%	247,155	23,096	9.34%
Tax Exempt	1,806	181	10.03%	1,799	188	10.45%	1,708	185	10.83%
Total Loans	287,861	20,510	7.12%	262,781	20,927	7.96%	248,863	23,281	9.35%
Total interest earning assets	357,468	24,134	6.75%	337,583	24,799	7.35%	310,027	27,083	8.74%
Other non-interest earnings assets	26,927			19,835			16,626		
Total assets	$384,395			$357,418			$326,653		
Liabilities and shareholders' equity:									
Interest-bearing liabilities:									
Deposits:									
Demand	$ 112,438	954	.85%	$ 106,570	1,487	1.40%	$ 94,952	2,399	2.53%
Savings	15,915	54	.34%	13,314	95	.71%	11,955	228	1.90%
Time	124,863	3,993	3.20%	121,558	5,094	4.19%	123,513	7,489	6.06%
FHLB advances & Other borrowings	45,000	2,527	5.62%	38,574	2,048	5.31%	32,288	1,953	6.05%
Total interest-bearing liabilities	298,216	7,528	2.52%	280,016	8,724	3.12%	262,708	12,069	4.59%
Non-interest bearing deposits	43,507			38,041			33,248		
Other liabilities	1,964			3,721			2,711		
Shareholders' equity	40,708			35,640			27,986		
Total liabilities and Shareholders' equity	$ 388,395			$ 357,418			$ 326,653		
Excess of interest-earning assets Over interest-bearing liabilities	$ 59,252			$ 57,567			$ 47,319		
Ratio of interest-earning assets to Interest-bearing liabilities	119.87%			120.55%			118.01%		
Net interest income tax equivalent		16,606			16,075			15,014	
Net interest spread			4.23%			4.23%			4.15%
Net interest margin on interest earning assets			4.65%			4.76%			4.84%
Taxable Adjustments:									
Investments		(530)			(439)			(472)	
Loans		(62)			(63)			(63)	
Net interest income		$ 16,015			$ 15,573			$ 14,479	

Non-accrual loans and the interest income that was recorded on these loans are included in the yield calculation for loans in all periods reported. Tax-exempt interest income is calculated on a tax equivalent basis.

The following table shows the relative impact on net interest income of changes in the annual average daily outstanding balances (volume) of interest-earning assets and interest-bearing liabilities and the rates earned (rate) by the Bank on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amounts of the change in each category.

Table 2
Changes in Interest Income and Expense on a Tax Equivalent Basis
(In thousands)

	Increase (decrease) due to changes in:					
	2003 over 2002			2002 over 2001		
	Volume	Rate	Total	Volume	Rate	Total
Interest income on:						
Federal funds sold	$ 17	(79)	(62)	$ 38	(279)	(241)
Taxable investments	(631)	176	(455)	582	(173)	409
Non-taxable investments	239	30	269	79	(177)	(98)
Taxable loans	1,781	(2,191)	(410)	1,099	(3,456)	(2,357)
Non-taxable loans	1	(8)	(7)	10	(6)	4
Total Interest Income	1,407	(2,072)	(665)	1,808	(4,091)	2,283
Interest expense on:						
Deposits:						
Demand	50	(583)	(533)	162	(1,074)	(912)
Savings	9	(50)	(41)	10	(143)	(133)
Time	106	(1,207)	(1,101)	(82)	(2,313)	(2,395)
FHLB advances & other borrowings	361	118	479	334	(238)	96
Total Interest Expense	526	(1,722)	(1,196)	424	(3,768)	(3,344)
Increase (decrease) in net interest income	$ 881	(350)	531	$ 1,384	(323)	1,061

Other Income and Expense

Other income in 2003 was $5.6 million, compared to $5.3 million in 2002 and $4.6 million in 2001. This represents an increase of $302 thousand, or 5.8%, from fiscal 2002 to fiscal 2003 and an increase of $701 thousand, or 15.4%, from fiscal 2001 to fiscal 2002. These increases are primarily due to an increase in the volume of service charges on deposit accounts. Service charges on deposit accounts have increased an average of 12.6% over the last two years and most of that increase is due to insufficient funds charges and service charges on increased new account activity. Mortgage origination fees have decreased a little less than 1% from 2002 to 2003 after an increase of 14% from 2001 to 2002 primarily because during the last half of 2003 the Bank experienced a slow down in mortgage refinance activity. It appears that the refinance boom, which took place the last three years, may be subsiding. However, continued low rates and increased housing have maintained new home financing in the Bank's market area. Miscellaneous income between 2003 and 2002 decreased $149 thousand or 13.4% and increased by $326 thousand or 41.6% between 2002 and 2001. The primary reason for the spike of miscellaneous income in 2002 was that the Bank settled its interest rate swap position accounted for as a fair value hedge in August 2002, recognizing a gain of $252,950, which is included in miscellaneous income for 2002. This income is non-recurring in nature as the Bank has no other hedge positions currently in place.

Other expenses increased by $625 thousand, or 5.2%, in 2003 over 2002 and by $1.3 million, or 11.7%, in 2002 over 2001. The increase between 2003 and 2002 was due primarily to an increase in salaries and employee benefits of $439 thousand, or 6.1%, and an increase in occupancy expense of $163 thousand, or 9.9%. The increase between 2002 and 2001 was due to an increase in salaries and employee benefits of $682, or 10.5%, an increase in occupancy expense of $91 thousand and an increase in other operating expense of $495, or 17.7%.

The increase in salaries and employee benefits for the years ended 2003 and 2002 is attributable to the following factors: (i) increased number of full time equivalent employees; (ii) increased costs of health insurance; and (iii) annual raises and increased profit sharing bonuses due to higher profitability. The Company had only two more full time equivalent employees at the end of 2003 than it did at the end of 2002. The increase in salaries and benefits between 2002 and 2001 was more pronounced amounting to an increase of $682 thousand, or 10.5%. The increase in salaries and employee benefits for the years ended 2002 and 2001 is attributable to the following factors (i) increased number of full time equivalent employees; (ii) increase commission on mortgage origination, (iii) increased costs of health insurance; and (iv) annual raises and increased profit sharing bonuses due to higher profitability. The Company had ten more full time equivalent employees at the end of 2002 than it did in 2001, which was primarily due to branch expansion in 2002.

The increase in occupancy expense in 2003 over 2002 was primarily attributable to the increase in depreciation expense of $118 thousand, or 15.8%, attributable to capital expenditures for updated bank technology, and a refurbishment of our main office and selective branches to update their appearance. The increase in occupancy expense in 2002 as compared to 2001 was primarily attributable to a full year of operations in our Douglasville branch in addition to increased depreciation expense due to additional office space and investment in bank technology.

The increase in other operating expense between 2003 and 2002 was not significant. However the increase in other operating expense between 2002 and 2001 of $495 thousand, or 17.7%, is due to increases in legal, accounting, and annual fees associated with compliance with SEC regulations and listing requirements for NASDAQ. Additionally, the Bank paid increased software fees associated with its bounce protection program, which was commensurate with the increased fee income.

Income taxes, expressed as a percentage of earnings before income taxes, declined to 31.7% in 2003, from 32.5% in 2002 and 34.0% in 2001. The decline in marginal tax rate over the past three years is primarily attributable to tax credits purchased by the Bank in 2001 having a full effect in 2002 and 2003. In addition, in October 2002 the Bank formed WGNB Investments, Inc., a Nevada corporation, to manage, hold and trade cash and securities of the Bank which had the effect of reducing its state income tax liability slightly in 2002 and more significantly in 2003.

BALANCE SHEET OVERVIEW

For the Years Ended December 31, 2003 and 2002

General

Loan and deposit growth in 2003 was slightly more than 2002. During 2003, average total assets increased $27.0 million (7.5%), average deposits increased $17.2 million (6.2%) and average loans increased $25.1 million (9.5%) from amounts recorded in 2002. During 2002, average total assets increased $30.8 million (9.4%), average deposits increased $15.8 million (6.0%) and average loans increased $13.9 million (5.6%) from amounts recorded in 2001. The Bank's growth rate in 2003 increased slightly when compared to 2002 but did not reach the levels experienced in 2001 and 2000. Loan demand rebounded in the later half of 2003 after a decline in the early part of the year. As in past years, management allows loan growth to drive balance sheet growth and, thus, a slowdown in loan growth is typically reflected on the balance sheet.

Total assets at December 31, 2003, were $393 million, representing an $8.1 million (2.1%) increase from December 31, 2002. Total deposits increased $4.6 million (1.5%) from 2002 to 2003 while total loans increased $23.0 million (8.4%) during 2003 as management attempted to employ excess liquidity into loans. During 2003, Federal funds sold decreased $19.0 million while total loans increased $23.0 million and investments available for sale and held to maturity increased $3.9 million. The Federal funds sold decrease and the deposit increase basically funded the loan and investment portfolio growth.

The increase in deposits in 2003 is attributable to an increase in non-interest bearing demand accounts of $2.1 million (5.6%), an increase in interest-bearing demand accounts of $14.5 million (11.7%) and a decrease in time deposit accounts of $14.2 million (11.1%). Interest-bearing demand accounts accounted for the vast majority of deposit increases in 2003. We attribute both the interest-bearing and non-interest-bearing demand deposit growth to three events that occurred in 2003. First, the only three independent competing community banks that remained in Carroll County merged with regional banks in 2002. This displacement has led to new checking account customers for the Bank. Second, because the time deposit rates continue to be low, some customers have moved their funds to money market accounts and NOW accounts in hopes that longer term CD rates will increase in the immediate future or that the stock market would be a viable investment alternative. Third, the Bank has deposit relationships with numerous county and municipal authorities. These deposit relationships in the banking industry are known as public funds. At the end of 2003, certain public entities had collected tax revenue in the amount of $7 million, subsequently deposited with the Bank, causing the Bank's liquidity to increase. This amount was on deposit with the Bank at year-end 2003, but typically is disbursed in the first quarter of the following year.

As the local and regional economy softened beginning in 2001, loan demand fell off in the last half of 2001 and that trend continued throughout 2002 and through the first half of 2003. The Bank had grown its loan portfolio by $43.7 million (23.6%) in 2000, by $25.3 million (11.1%) in 2001, by $19.7 million (7.7%) in 2002, and by 23.0 (8.4%) in 2003. The loans during those periods were funded principally with increased demand deposit accounts, a lower cost funding source and FHLB borrowings, typically lower than comparable certificates of deposit rates and terms.

Total assets at December 31, 2002, were $385 million, representing a $34.9 million (10.0%) increase from December 31, 2001. Total deposits increased $18.2 million (6.5%) from 2001 to 2002 while total loans increased $19.7 million (7.7%) during 2002. Demand deposit accounts accounted for the vast majority of deposit increases in 2002. The loan production in 2002 was funded principally with deposit growth. Liquidity in 2003 and 2002 was abundant as the local competition was acquired by regional banks and the stock market languished.

Investments

The Company's available-for-sale investment portfolio of $55.3 million as of December 31, 2003 consisted primarily of debt securities, which provide the Company with a source of liquidity, a stable source of income and serve as a vehicle to implement asset and liability management strategies. This represented an increase of $3.1 million (6.0%) over the $52.1 million held at December 31, 2002. The Company believes the investment portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds and supplying securities to pledge as required collateral for certain public deposits. Investment securities in the available-for-sale category are stated at fair value. These securities may be sold, retained until maturity, or pledged as collateral for liquidity and borrowing in response to changing interest rates, changes in prepayment risk and other factors as part of the Company's overall asset liability management strategy.

Investment securities held-to-maturity are stated at amortized cost and totaled $4.25 million at December 31, 2003, an increase of $750 thousand (21.4%) when compared to the prior year. The increase is attributable to the purchase of banking industry issued trust-preferred securities from various issuers across the United States and particularly the Southeast. The Company has the intent and ability to hold these securities until maturity.

The following table shows the carrying value of the Company's securities, by security type, as of December 31, 2003, 2002 and 2001:

Table 3
Investment Portfolio
(In thousands)

Available for Sale	2003	2002	2001
United States agencies	$ 7,080	$ 3,608	$ 3,899
State, county and municipal	29,575	25,214	23,476
Mortgage-backed securities	16,843	21,583	26,508
Corporate bonds	1,779	1,727	1,051
Total available for sale	$ 55,277	$ 52,132	$ 54,934
Held to Maturity			
Trust Preferred Securities	$ 4,250	$ 3,500	$ 2,000

The following table presents the expected maturity of the amortized cost of securities by maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis, assuming a 34% marginal tax rate) at December 31, 2003. The composition and maturity/re-pricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

Table 4
Expected Maturity of Securities
(In thousands)

Maturities at December 31, 2003	United States Treasury & Agencies	Wtd. Avg. Yld.	State, County & Municipals	Wtd. Avg. Yld.	Mortgage Back Securities	Wtd. Avg. Yld.	Corporate Bonds	Wtd. Avg. Yld.	Trust Preferred	Wtd. Avg. Yld.
Within 1 year	$ 2,002	2.16%	$ 743	7.17%	$ 661	6.52%	-	0.00%	-	0.00%
After 1 through 5 years	$ 2,998	3.37%	$ 2,815	6.30%	$ 11,283	5.74%	1,658	5.62%	-	0.00%
After 5 through 10 years	2,027	4.07%	6,649	6.50%	2,604	4.26%	-	0.00%	-	0.00%
After 10 years	-	0.00%	17,883	7.15%	1,850	6.00%	-	0.00%	$ 4,250	9.56%
Total	$ 7,027	3.23%	$ 28,090	6.91%	$ 16,398	5.57%	$ 1,658	5.62%	$ 4,250	9.56%
Fair Value	$ 7,080		$ 29,575		$ 16,843		$ 1,779		$ 4,273	

Mortgage backed securities are included in the maturities categories in which they are anticipated to be repaid based on scheduled maturities. The actual cash flow of mortgage-backed securities differs with this assumption. Additionally, some agency securities in the portfolio have call features. The above analysis assumes that callable agencies will mature on their final maturity date. The actual cash flow of agency securities may differ from this assumption. Yields on tax-exempt securities are calculated on a tax equivalent basis.

Loans

Loan concentrations are defined as aggregate credits extended to a number of borrowers engaged in similar activities or resident in the same geographic region, which would cause them to be similarly affected by economic or other conditions. The Bank, on a routine basis, evaluates these concentrations for purposes of policing its concentrations and making necessary adjustments in its lending practices to reflect current economic conditions, loan to deposit ratios, and industry trends.

The primary types of loans in the Bank's portfolio are residential mortgages and home equity loans, commercial real estate loans, commercial loans, and consumer installment loans. Generally, the Bank underwrites loans based upon the borrower's debt service capacity or cash flow, a consideration of past performance on loans from other creditors as well as an evaluation of the collateral securing the loan. With some exceptions, the Bank's general policy is to require conservative underwriting policies, primarily in the analysis of borrowers' debt service coverage capabilities for commercial and commercial real estate loans, while emphasizing lower gross debt ratios for consumer loans and lower loan-to-value ratios for all types of real estate loans. Given the localized nature of the Bank's lending activities, the primary risk factor affecting the portfolio as a whole is the health of the local economy in the west Georgia area and its effects on the value of local real estate and the incomes of local professionals and business firms.

Loans to directors, executive officers and principal shareholders of the Company and to directors and officers of the Bank are subject to limitations of the Federal Reserve, the principal effect of which is to require that extensions of credit by the Bank to executive officers, directors, and ten percent shareholders satisfy certain standards. The Bank routinely makes loans in the ordinary course of business to certain directors and executive officers of the Company and the Bank, their associates, and members of their immediate families. In accordance with Federal Reserve guidelines, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others and do not involve more than normal risk of collectibility or present other unfavorable features. As of December 31, 2003, loans and commitments outstanding to directors and executive officers of the Company and the Bank, their associates and members of their immediate families totaled $4.7 million (net of participations sold to other banks on a non-recourse basis), which represented approximately 1.6% of total loans as of that date. As of December 31, 2003, none of these loans outstanding from the Bank to related parties were on non-accrual, past due, restructured or considered by management to be a potential problem loan.

The following table presents loans by type on the dates indicated:

Table 5
Loan Portfolio
(In thousands)

		December 31,				
		2003	2002	2001	2000	1999
Commercial, financial & agricultural		$ 31,219	$ 34,821	$ 26,162	$ 26,547	$ 24,144
Real estate – construction		68,207	68,818	60,785	46,052	34,769
Real estate – mortgage		180,992	153,572	147,705	135,750	108,137
Consumer loans		16,080	16,260	19,153	20,118	17,745
		296,498	273,471	253,805	228,467	184,795
Less:	Unearned interest and fees	(454)	(487)	(525)	(561)	(467)
	Allowance for loan losses	(3,479)	(3,771)	(3,720)	(2,920)	(2,281)
	Loans, net	$ 292,565	$ 269,213	$ 249,560	$ 224,986	$ 182,047

The following table sets forth the maturity distribution (based upon contractual dates) and interest rate sensitivity of commercial, financial and agricultural loans, real estate construction and mortgage loans and consumer loans as of December 31, 2003:

Table 6
Loan Portfolio Maturity
(In thousands)

	One Year or Less	Wtd. Avg. Yld.	Over One to Five Years	Wtd. Avg. Yld.	Over Five Years	Wtd. Avg. Yld.	Total	Wtd. Avg. Yld.
Commercial, financial & agricultural	$ 19,064	5.59%	$ 9,808	6.55%	$ 2,347	6.46%	$ 31,219	5.95%
Real estate – construction	62,334	5.78%	4,010	6.70%	1,863	6.21%	68,207	5.84%
Real estate – mortgage	58,208	5.99%	91,368	6.37%	31,416	6.02%	180,992	6.19%
Consumer	8,360	8.65%	7,656	7.93%	64	5.71%	16,080	8.30%
Total	$147,966	6.00%	$112,842	6.50%	$ 35,690	6.53%	$296,498	6.20%

Variable/Fixed Rate Mix

	Variable Interest Rates	Wtd Avg Yld	Fixed Interest Rates	Wtd Avg Yld
Commercial, financial and agricultural	$ 9,880	4.91%	$ 21,339	6.44%
Real estate – construction	23,033	5.21%	45,174	6.17%
Real estate – mortgage	67,116	5.21%	113,876	6.76%
Consumer	760	7.33%	15,320	8.34%
Total	$ 100,789	5.20%	$ 195,709	6.71%

Provision and Allowance for Possible Loan and Lease Losses

The provision for loan losses for the Company in 2003 was $350 thousand compared to $483 thousand in 2002 and $911 thousand in 2001. The decrease in the provision for loan losses reflects the slower loan growth and lower level of nonperforming and adversely rated loans in 2003, expressed as a percentage of total loans, as compared to 2001 and 2002. The Company's methodology described below for measuring the adequacy of the allowance for loan loss continues to indicate sufficient reserve for expected losses in the portfolio.

The allowance for loan losses represented 1.17%, 1.38% and 1.47% of total loans outstanding at December 31, 2003, 2002 and 2001, respectively. Total charge-offs were $790 thousand, $695 thousand and $200 thousand compared to recoveries of $147 thousand, $263 thousand and $90 thousand during 2003, 2002 and 2001, respectively.

The Company has an independent loan review function. All loans are placed in loan grade categories, which are consistent with those used by the Bank's regulators. All loans are constantly monitored by the loan officer and the loan review function for credit quality, consistency and accuracy. Through this grading process, the Bank assures the timely recognition of credit risks. In general, as credit risk increases, the level of the allowance for loan loss will also increase.

A formal allowance for loan loss adequacy test is performed at each month end. Specific amounts of loss are estimated on problem loans and historical loss percentages are applied to the balance of the portfolio using certain portfolio stratifications. Additionally, the evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions, regulatory examination results, and the existence of loan concentrations.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, management uses a loan grading system that rates loans in eight different categories. Grades five though eight, which represent criticized or classified loans, are assigned allocations of loss based on management's estimate of potential loss that is generally based on historical losses and/or collateral deficiencies. Loans graded one through four are stratified by type and allocated loss ranges based on historical loss experience for the strata. The combination of these results is compared monthly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. Loans deemed to be impaired are evaluated individually to measure the probable loss, if any, in the credit. Management uses an internal loan reviewer who is independent of the lending function to challenge and corroborate the loan grading system and provide additional analysis in determining the adequacy of the allowance for loan losses and the future provisions for estimated loan losses.

Management believes that the allowance for loan losses is adequate. However, management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions and a change in the borrowers' ability to repay. In addition, regulators, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such regulators may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination. Management of the Company realizes the importance of maintaining an adequate allowance for loan losses. Through a professional loan review function and effective loan officer identification program, management is recognizing weaknesses in the loan portfolio in a timely manner. Early identification of deteriorating credit attributes allows management to take a proactive role in documenting an established plan to enhance the Company's position and minimize the potential for loss.

Through the problem loan identification program outlined above, management is able to identify those loans that exhibit weakness and classify them on a classified and criticized loan list. The Company's migration analysis assigns historical loss amounts to pools of loans according to classifications of risk ratings to calculate a general allowance to the overall portfolio. In cases where significant weaknesses exist in a specific loan, a specific reserve is assigned to such loans in addition to the general allowance. The Company also evaluates the risks associated with concentrations in credit. If it is necessary to assign an allowance related to concentrations of credit, the Company adds a specific reserve related to such risks. As an additional note, during the first quarter of 2003, the Bank accepted cash in the work-out of nine classified loans that amounted to $3.3 million and recorded a charge-off in the amount of $337 thousand.

The following table presents a summary of changes in the allowance for loan losses for the years indicated:

Table 7
Allowance for Loan Losses
(in thousands)

	2003	2002	December 31, 2001	2000	1999
Balance at beginning of year	$ 3,772	$ 3,720	$ 2,920	$ 2,281	$ 2,019
Charge-offs:					
Commercial, financial and agricultural	55	288	118	12	32
Real estate – construction	2	-	-	-	-
Real estate – mortgage	581	165	3	3	18
Consumer loans	152	242	79	62	80
Total charge-offs	790	695	200	77	130
Recoveries:					
Commercial, financial and agricultural	31	59	30	56	14
Real estate – construction	-	-	-	-	-
Real estate – mortgage	67	158	13	56	6
Consumer loans	49	47	46	96	69
Total recoveries	147	264	89	208	89
Net (charge-offs) recoveries	(643)	(431)	(111)	131	(41)
Provision for loan losses	350	483	911	508	303
Balance at end of year	$ 3,479	$ 3,772	$ 3,720	$ 2,920	$ 2,281
Ratio of net charge-offs (recoveries) during the period to average loans outstanding	.22%	16%	.04%	(.06)%	.02%
Ratio of allowance to average total loans	1.21%	1.44%	1.49%	1.39%	1.32%

Non-Performing Assets and Past Due Loans

Non-performing assets at December 31, 2003, were $2.2 million, or .75%, of total loans and other real estate owned compared to $2.8 million, or 1.03%, of total loans and other real estate owned at December 31, 2002 and $3.9 million, or 1.55%, of total loans and other real estate owned at December 31, 2001. The levels of non-performing loans remain relatively low compared to the Bank's peer group and its historical level. The percentage of non-performing assets to total loans has decreased from its peak in 2001. The decrease of non-performing loans from 2002 to 2003 was attributable to repayment of loans on non-accrual or the removal of loans from non-accrual status in the amount of $444 thousand and a reduction of loans ninety days past due in the amount of $590 thousand. The Bank sold $171 thousand of other real estate owned at a loss of $16 thousand during 2003. However, the Bank also settled loans in foreclosure in 2003 in the amount of $660 thousand.

The following table summarizes loans 90 days or greater past due, non-accrual loans and real estate taken in settlement of foreclosure for the years indicated.

Table 8
Non-Performing Assets
(in thousands)

	2003	2002	December 31, 2001	2000	1999
Other real estate and repossessions	$ 977	$ 488	$ 4357	$ 702	$ -
Non-accrual loans	499	943	1,620	504	370
Loans 90 days past due still accruing	745	1,335	1,885	205	48
Total	$ 2,221	$ 2,766	$ 3,862	$ 1,411	$ 418
Non-performing assets as % of total loans	.75%	1.03%	1.55%	.63%	.23%

While there may be additional loans in the portfolio that may become classified as conditions indicate, management is not aware of any potential problem loans that are not disclosed in the table above. As a result of management's ongoing review of the loan portfolio, loans are classified as non-accrual generally when they are past due in principal or interest payments for more than 90 days or it is otherwise not reasonable to expect collection of principal and interest under the original terms. Exceptions are allowed for 90 day past due loans when such loans are well secured and in process of collection. Generally, payments received on non-accrual loans are applied directly to principal.

The Bank's loan review function continually monitors selected accruing loans for which general economic conditions or changes within a particular industry that could cause the borrowers financial difficulties. The loan review function also identifies loans with high degrees of credit or other risks. The focus of loan review and management is to maintain a low level of non-performing assets and return current non-performing assets to earning status. Management is unaware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the Company's liquidity, capital resources or operations.

Deposits

Time deposits of $100 thousand and greater totaled $31.0 million at December 31, 2003, compared with $41.1 million at year-end 2002 and $41.5 million at year-end 2001. The following table sets forth the scheduled maturities of time deposits of $100 thousand and greater at December 31, 2003.

Table 9
Deposits
(in thousands)

Within 3 months	$	8,826
After 3 through 6 months		7,410
After 6 through 12 months		7,335
After 12 months		7,472
Total	$	31,043

Liquidity

The Bank must maintain, on a daily basis, sufficient funds to cover the withdrawals from depositors' accounts and to supply potential borrowers with funds. To meet these obligations, the Bank keeps cash on hand, maintains account balances with its correspondent banks, and purchases and sells federal funds and other short-term investments. Asset and liability maturities are monitored in an attempt to match these variables to meet liquidity needs. It is the policy of the Bank to monitor its liquidity to meet regulatory requirements and their local funding requirements. Management believes that the Bank's current level of liquidity is adequate to meet its needs.

The Bank maintains relationships with correspondent banks including the Federal Home Loan Bank (the "FHLB") that can provide funds to it on short notice, if needed. The Bank has arrangements with correspondent and commercial banks for short term unsecured advances up to $11.0 million. As of December 31, 2003, the Bank had not drawn on the available facilities. In addition, the Bank has a line of credit with the FHLB in the amount of $56.7 million of which the Bank had drawn $45 million at December 31, 2003. The lines of credit have varying terms and maturities that are disclosed in detail in the notes to the financial statements.

The Company's cash flows are composed of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash and cash equivalents decreased $20.4 million for a total $27.2 million at December 31, 2003, compared with $47.7 million at December 31, 2002. The decrease was primarily attributable to net cash used by investing activities of $30.0 million made up of $24.5 million of increased loans and a $4.0 million net increase in investment securities. These cash flow uses were offset by net cash provided by financing activities, which was primarily attributable to a net increase in deposits of $4.6 million. Cash inflows from operations totaled $7.3 million in 2003.

Cash inflows from operations totaled $5.1 million in 2002, while inflows from financing activities totaled $30.0 million, most of which was net deposit increases during 2002 of $18.2 million and FHLB advances of $10 million. Investing activities used $18.4 million of cash and cash equivalents, principally composed of net changes in loans of $20.5 million during 2002. The Company also completed a common stock offering in April 2002 that generated net cash proceeds of $4.8 million.

Capital Resources

Total shareholders' equity as of December 31, 2003 was $42.1 million, an increase of $3.6 million over 2002. The increase in equity was due to $5.8 million in net income less $2.2 million in dividends and an increase in unrealized holding gain on securities available for sale of $79 thousand net of tax.

The OCC has established certain minimum risk-based capital standards that apply to national banks, and the Company is subject to certain capital requirements imposed by the Federal Reserve. At December 31, 2003, the Bank exceeded all applicable regulatory capital requirements for classification as a "well capitalized" bank, and the Company satisfied all applicable regulatory requirements imposed on it by the Federal Reserve. The following tables present the Company's regulatory capital position at December 31, 2002:

Table 10
Capital Ratio

	Actual as of December 31, 2003
Tier 1 Capital (to risk weighted assets)	13%
Tier 1 Capital minimum requirement	4%
Excess	9%
Total Capital (to risk weighted assets)	14%
Total Capital minimum requirement	8%
Excess	6%

Leverage Ratio

	Actual as of December 31, 2003
Tier 1 Capital to average assets ("Leverage Ratio")	10%
Minimum leverage requirement	4%
Excess	6%

For a more complete discussion of the actual and required ratios of the Company and its subsidiaries, see Note 9 to the consolidated financial statements. Average equity to average assets was 10.59% in 2003 and 9.97% in 2002. The ratio of dividends declared to net earnings was 38.3 % during 2003, compared with 35.1% in 2002.

Contractual Obligations

In the ordinary course of operations, the Company enters into certain contractual obligations. The following table summarizes the Company's significant fixed and determinable contractual obligations, by payment date, at December 31, 2003 (dollars in thousands).

Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Deposits without stated maturity	$ 189,736	189,736	-	-	-
Certificates of deposit	113,581	68,349	18,171	27,061	-
Federal Home Loan Bank advances	45,000	5,000	15,000	25,000	-
Operating leases	-	-	-	-	-
Total	$ 348,317	263,085	33,171	52,061	-

Off Balance Sheet Risk

Through the operations of the Bank, the Company has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to the Bank's customers at predetermined interest rates for a specified period of time. At December 31, 2003, the Bank had issued commitments to extend credit of $51,587,000 through various types of commercial lending arrangements and additional commitments through standby letters of credit of $2,402,000. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on its credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. The Company manages the credit risk on these commitments by subjecting them to normal underwriting and risk management processes. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Company has the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions.

Asset/Liability Management

It is the Company's objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing and capital policies. Certain officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. It is the overall philosophy of management to support asset growth primarily through growth of deposits and borrowing strategies, which minimize the Company's exposure to interest rate risk. The objective of the policy is to control interest sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings.

The asset/liability mix is monitored on a regular basis. A report reflecting the interest sensitive assets and interest sensitive liabilities is prepared and presented to management and the asset/liability management committee on at least a quarterly basis. One method to measure a bank's interest rate exposure is through its repricing gap. The gap is calculated by taking all assets that reprice or mature within a given time frame and subtracting all liabilities that reprice or mature within that time frame. The difference between these two amounts is called the "gap", the amount of either liabilities or assets that will reprice without a corresponding asset or liability repricing. A negative gap (more liabilities repricing than assets) generally indicates that the bank's net interest income will decrease if interest rates rise and will increase if interest rates fall. A positive gap generally indicates that the bank's net interest income will decrease if rates fall and will increase if rates rise.

The Company has adopted the objective of achieving and maintaining a one-year cumulative gap, as a percent of total assets, of between plus 20% and minus 20%. On a consolidated basis, the Company's one-year cumulative gap was a negative 3.78% of total assets at December 31, 2003. This position indicated that the Company was exposed to the potential for decreased earnings if interest rates were to continue to decline in the next twelve months.

Due to inherent limitations in traditional gap analysis, the Company also employs more sophisticated modeling techniques to monitor potential changes in net interest income, net income and the market value of portfolio equity under various interest rate scenarios. Market risk is the risk of loss from adverse changes in market prices and rates, arising primarily from interest rate risk in the Company's loan and investment portfolios, which can significantly impact the Company's profitability. Net interest income can be adversely impacted where assets and liabilities do not react the same to changes in interest rates. At year-end 2003, the estimated impact of an immediate increase in interest rates of 100 basis points would have resulted in a decrease in net interest income over a 12-month period of 2.8%, with a comparable decrease in interest rates resulting in a decrease in net interest income of 2.9%. Management finds the above methodologies meaningful for evaluating market risk sensitivity; however, other factors can affect net interest income, such as levels of non-earning assets and changes in portfolio composition and volume.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2003 that are expected to mature, prepay or reprice in each of the future time periods shown. Except as stated below, the amount of assets or liabilities that mature or reprice during a particular period was determined in accordance with the contractual terms of the asset or liability. Adjustable rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate loans and mortgage-backed securities are included in the periods in which they are anticipated to be repaid based on scheduled maturities, although the cash flows received often differ from scheduled maturities. The Company's savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, are included in the "One Year or Less" category, although historical experience has proven these deposits to be less interest rate sensitive over the course of a year and are subject to management's control.

Table 11
Interest Rate Gap Sensitivity
(in thousands)

	At December 31, 2003 Maturing or Repricing in				
	One Year or Less	Over 1 Year Thru 3 Years	Over 3 Years Thru 5 Years	Over 5 Years	Total
Interest-earning assets:					
Interest-bearing deposits with Other banks	$ 239	$ -	$ -	$ -	$ 239
Federal funds sold	11,671	-	-	-	11,671
Investment securities	3,405	10,930	6,660	36,427	57,422
Loans: Fixed rate	97,981	65,001	18,163	14,565	195,710
Variable rate	94,747	6,041	-	-	100,788
Total interest-earning assets	208,043	81,972	24,823	50,992	365,830
Interest-bearing liabilities:					
Deposits:					
Demand	$ 138,338	$ -	$ -	-	$ 138,338
Savings	11,216	-	-	-	11,216
Time deposits	68,349	18,171	27,061	-	113,581
FHLB advances	5,000	15,000	25,000	-	45,000
Total interest-bearing liabilities	222,903	33,171	52,061	-	308,135
per period	(14,860)	48,801	(27,238)	50,992	57,695
Cumulative interest sensitivity Difference	$ (14,860)	$ 33,941	$ 6,703	$ 57,695	
Cumulative difference to total Assets	(3.78)%	8.63%	1.70%	14.67%	

At December 31, 2003, the difference between the Company's liabilities and assets repricing or maturing within one year was $14.9 million. The above chart indicates an excess of liabilities repricing or maturing within one year, thus a rise in interest rates would cause the Company's net interest income to decline. However, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees or at different points in time to changes in market interest rates. Such is the case in analyzing NOW accounts, which are disclosed in the one year or less category. Those liabilities do not necessarily reprice as quickly or to the same degree as rates in general. Additionally, certain assets, such as adjustable-rate mortgages, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. Changes in interest rates, prepayment rates, early withdrawal levels and the ability of borrowers to service their debt, among other factors, may change significantly from the assumptions made in the table.

Impact of Inflation, Changing Prices and Monetary Policies

The primary effect of inflation on the Company's operations is reflected in increased operating costs. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of the Company, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the United States government and federal agencies, particularly the Federal Reserve. The Federal Reserve implements a national monetary policy such as seeking to curb inflation and combat recession by its open market operations in United States government securities, control of the discount rate applicable to borrowing by banks, and establishment of reserve requirements against bank deposits. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits, and affect the interest rates charged on loans and paid on deposits. The nature, timing and impact of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable.

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
WGNB Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of WGNB Corp. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, changes in stockholders' equity and cash flows for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WGNB Corp. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Porter Keadle Moore, LLP

Atlanta, Georgia
January 30, 2004

WGNB CORP.

Consolidated Balance Sheets

December 31, 2003 and 2002

Assets

	2003	2002
Cash and due from banks, including reserve requirements of $100,000 each year	$ 15,564,312	16,963,822
Federal funds sold	11,671,486	30,703,388
Cash and cash equivalents	27,235,798	47,667,210
Securities available for sale	55,276,742	52,131,793
Securities held to maturity	4,250,000	3,500,000
Loans, net	292,564,759	269,212,860
Premises and equipment, net	6,762,895	5,959,767
Accrued interest receivable	1,939,028	2,027,228
Other assets	5,186,689	4,622,304
	$ 393,215,911	385,121,162

Liabilities and Stockholders' Equity

	2003	2002
Deposits:		
Demand	$ 40,181,696	38,039,880
Interest bearing demand	138,337,540	123,831,459
Savings	11,215,937	9,031,153
Time	82,537,712	86,680,351
Time, over $100,000	31,043,295	41,143,025
Total deposits	303,316,180	298,725,868
Federal Home Loan Bank advances	45,000,000	45,000,000
Accrued interest payable	1,028,269	1,210,424
Other liabilities	1,782,200	1,664,919
Total liabilities	351,126,649	346,601,211
Commitments		
Stockholders' equity:		
Common stock, $1.25 par value, 10,000,000 shares authorized; 3,306,452 and 3,306,733 shares issued and outstanding	4,133,065	4,133,416
Additional paid-in capital	5,287,947	5,367,172
Retained earnings	31,279,245	27,709,213
Accumulated comprehensive income	1,389,005	1,310,150
Total stockholders' equity	42,089,262	38,519,951
	$ 393,215,911	385,121,162

See accompanying notes to consolidated financial statements.

WGNB CORP.

Consolidated Statements of Earnings

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest income:			
Interest and fees on loans	$ 20,448,355	20,863,583	23,218,171
Interest on federal funds sold	186,752	249,061	490,114
Interest on investment securities:			
U.S. Government agencies	1,073,225	1,560,529	1,661,092
State, county and municipal	1,319,700	1,159,393	916,520
Other	514,357	464,123	262,426
Total interest income	23,542,389	24,296,689	26,548,323
Interest expense:			
Interest on deposits:			
Demand	954,060	1,487,148	2,398,878
Savings	53,579	94,811	227,721
Time	3,993,126	5,094,063	7,488,778
Interest on FHLB and other borrowings	2,526,780	2,048,130	1,953,643
Total interest expense	7,527,545	8,724,152	12,069,020
Net interest income	16,014,844	15,572,537	14,479,303
Provision for loan losses	350,000	483,340	910,500
Net interest income after provision for loan losses	15,664,844	15,089,197	13,568,803
Other income:			
Service charges on deposit accounts	3,659,098	3,195,766	2,921,445
Mortgage origination fees	933,053	938,439	823,363
Gain on sale of securities available for sale	-	6,705	21,381
Miscellaneous	961,371	1,110,170	784,185
Total other income	5,553,522	5,251,080	4,550,374
Other expenses:			
Salaries and employee benefits	7,625,750	7,186,935	6,504,486
Occupancy	1,809,859	1,646,537	1,555,737
Other operating	3,316,083	3,293,841	2,799,169
Total other expenses	12,751,692	12,127,313	10,859,392
Earnings before income taxes	8,466,674	8,212,964	7,259,785
Income taxes	2,679,824	2,668,299	2,470,664
Net earnings	$ 5,786,850	5,544,665	4,789,121
Net earnings per share	$ 1.75	1.71	1.55
Diluted net earnings per share	$ 1.72	1.69	1.52

See accompanying notes to consolidated financial statements.

WGNB CORP.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Net earnings	$5,786,850	5,544,665	4,789,121
Other comprehensive income, net of tax:			
Unrealized gains on investment securities available for sale:			
Unrealized gains arising during the period	119,477	1,403,646	692,076
Associated taxes	(40,622)	(477,240)	(262,712)
Reclassification adjustment for gain realized	-	(6,705)	(21,381)
Associated taxes	-	2,213	8,116
Other comprehensive income	78,855	921,914	416,099
Comprehensive income	$5,865,705	6,466,579	5,205,220

See accompanying notes to consolidated financial statements.

WGNB CORP.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2003, 2002 and 2001

	Common Stock		Additional Paid-in	Retained	Accumulated Comprehensive	
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance, December 31, 2000	3,095,455	$ 3,869,319	817,864	21,027,693	(27,863)	25,687,013
Cash dividends ($.55 per share)	-		-	(1,705,491)	-	(1,705,491)
Retirement of common stock	(2,466)	(3,083)	(52,282)	-	-	(55,365)
Exercise of stock options	6,260	7,825	39,687	-	-	47,512
Issuance of common stock in lieu of directors' fees	1,106	1,383	24,055	-	-	25,438
Change in unrealized holding gain on securities available for sale net of tax	-	-	-	-	416,099	416,099
Net earnings	-	-	-	4,789,121	-	4,789,121
Balance, December 31, 2001	3,100,355	3,875,444	829,324	24,111,323	388,236	29,204,327
Cash dividends ($.60 per share)	-	-	-	(1,946,775)	-	(1,946,775)
Retirement of common stock	(2,345)	(2,932)	(62,350)	-	-	(65,282)
Exercise of stock options	7,512	9,390	55,892	-	-	65,282
Common stock offering at $24 per share, net of offering cost of $33,546	200,000	250,000	4,516,454	-	-	4,766,454
Issuance of common stock in lieu of directors' fees	1,211	1,514	27,852	-	-	29,366
Change in unrealized holding gain on securities available for sale net of tax	-	-	-	-	921,914	921,914
Net earnings	-	-	-	5,544,665	-	5,544,665
Balance, December 31, 2002	3,306,733	4,133,416	5,367,172	27,709,213	1,310,150	38,519,951
Cash dividends ($.67 per share)	-	-	-	(2,216,818)	-	(2,216,818)
Retirement of common stock	(5,847)	(7,309)	(147,224)	-	-	(154,533)
Exercise of stock options	4,651	5,814	40,228	-	-	46,042
Issuance of common stock in lieu of directors' fees	915	1,144	27,771	-	-	28,915
Change in unrealized holding gain on securities available for sale net of tax	-	-	-	-	78,855	78,855
Net earnings	-	-	-	5,786,850	-	5,786,850
Balance, December 31, 2003	3,306,452	$ 4,133,065	5,287,947	31,279,245	1,389,005	42,089,262

See accompanying notes to consolidated financial statements.

WGNB CORP.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net earnings	$ 5,786,850	5,544,665	4,789,121
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation, amortization and accretion	1,078,280	1,060,285	778,023
Provision for loan losses	350,000	483,340	910,500
Change in deferred income taxes	86,768	(163,472)	(341,386)
Loss on sale of securities available for sale	-	(6,705)	(21,381)
(Gain) loss on sale of premises and equipment	(13,997)	7,851	(3,481)
Gain on settlement of interest rate swap	-	(252,950)	-
Loss (gain) on sale of other real estate	86,205	9,710	(15,286)
Change in:			
Other assets	15,973	(254,145)	(1,111,019)
Other liabilities	(120,087)	(1,355,021)	1,461,519
Net cash provided by operating activities	7,269,992	5,073,558	6,446,610
Cash flows from investing activities:			
Proceeds from sales of securities available for sale	-	6,498,385	1,080,000
Proceeds from maturities, calls and paydowns of securities available for sale	15,424,516	11,480,591	17,210,115
Purchases of securities available for sale	(18,664,899)	(14,135,073)	(32,675,694)
Purchase of securities held to maturity	(750,000)	(1,500,000)	(1,000,000)
Net change in loans	(24,547,649)	(20,526,228)	(25,484,898)
Proceeds from sales of premises and equipment	46,047	17,048	11,342
Purchases of premises and equipment	(1,698,547)	(426,370)	(1,321,684)
Capital expenditures for other real estate	-	(11,843)	(136,702)
Proceeds from sales of other real estate	155,250	157,730	489,283
Net cash used by investing activities	(30,035,282)	(18,445,760)	(41,828,238)
Cash flows from financing activities:			
Net change in deposits	4,590,312	18,194,740	46,720,265
Federal Home Loan Bank advances	-	10,000,000	10,000,000
Proceeds from other borrowings	-	-	372,000
Repayment of other borrowings	-	(1,282,000)	(390,000)
Proceeds from settlement of interest rate swap	-	252,950	-
Change in federal funds purchased	-	-	(600,000)
Offering proceeds, net of offering cost	-	4,766,454	-
Dividends paid	(2,147,943)	(1,891,627)	(1,651,553)
Exercise of stock options	46,042	65,282	47,512
Retirement of common stock	(154,533)	(65,282)	(55,365)
Net cash provided by financing activities	2,333,878	30,040,517	54,442,859
Change in cash and cash equivalents	(20,431,412)	16,668,315	19,061,231
Cash and cash equivalents at beginning of year	47,667,210	30,998,895	11,937,664
Cash and cash equivalents at end of year	$27,235,798	47,667,210	30,998,895

WGNB CORP.

Consolidated Statements of Cash Flows, continued

For the Years Ended December 31, 2003, 2002 and 2001

		2003	2002	2001
Supplemental disclosure of cash flow information:				
Cash paid during the year for:				
Interest	$	7,709,700	9,409,115	11,932,926
Income taxes	$	2,322,000	3,357,950	2,154,962
Non-cash investing and financing activities:				
Transfer of loans to other real estate	$	845,750	390,397	-
Change in unrealized gains on securities available for sale, net of tax	$	78,855	921,914	416,099
Change in dividends payable	$	(68,875)	(55,148)	(53,938)
Issuance of common stock to directors in lieu of directors' fees	$	28,915	29,366	25,438

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

The following is a summary of the significant policies and procedures.

Basis of Presentation

The consolidated financial statements of WGNB Corp. (the "Company") include the financial statements of its wholly owned subsidiary, West Georgia National Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

In 2002, the Company completed a public offering of 200,000 shares of its common stock at a purchase price of $24.00 per share, or an aggregate amount of $4,800,000. The offering was conducted through the Company's officers and directors on a best-efforts basis without compensation. The Company received net proceeds from the offering of $4,766,654, representing total offering proceeds of $4,800,000, less offering expenses of $33,346.

During 2002, the Company merged the operation of WGCS into the Bank and the Company. Additionally, the Company has ceased offering non-traditional consumer financing. WGCS had operated under the name Mortgage & Loan Solutions and commenced operations in 1997 serving Paulding, Douglas and Carroll Counties.

The Bank commenced business in 1946 upon receipt of its banking charter from the Office of the Comptroller of the Currency (the "OCC"). The Bank is primarily regulated by the OCC and undergoes periodic examinations by this regulatory agency. The Company is regulated by the Federal Reserve and is also subject to periodic examinations. The Bank provides a full range of commercial and consumer banking services principally in Carroll and Douglas Counties, Georgia.

The accounting and reporting policies of the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America (GAAP) and with general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and income and expenses for the year. Actual results could differ significantly from those estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in an operating cycle of one year include, but are not limited to, the determination of the allowance for loan losses, the valuation of any real estate acquired in connection with foreclosures or in satisfaction of loans and valuation allowances associated with the realization of deferred tax assets which are based on future taxable income.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.

Securities

The Company classifies its securities in one of three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held to maturity are classified as available for sale.

Trading and available for sale securities are recorded at fair value. Held to maturity securities are recorded at amortized cost, adjusted for the amortization of premiums and accretion of discounts. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from earnings and are reported as a separate component of accumulated comprehensive income in stockholders' equity until realized. Transfers of securities between categories are recorded at fair value at the date of transfer.

A decline in the market value of any available for sale investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

(1) Summary of Significant Accounting Policies, continued

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, net of unearned interest and the allowance for loan losses. Interest income on loans is recognized in a manner that results in a level yield on the principal amount outstanding. Nonrefundable loan fees are deferred, net of certain direct origination costs, and amortized into income over the life of the related loan.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance represents an amount which, in management's judgment based on historical losses and on current economic environment, will be adequate to absorb probable losses on existing loans that may become uncollectible. Loans deemed uncollectible are charged-off and deducted from the allowance and recoveries on loans previously charged-off are added back to the reserve.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality, and review of specific problem loans.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in earnings for the period. The cost of maintenance and repairs that do not improve or extend the useful life of the respective asset is charged to income as incurred, whereas significant renewals and improvements are capitalized. The range of estimated useful lives for premises and equipment are:

Building and improvements	15 – 39 years
Furniture and equipment	3 – 10 years

Other Real Estate

Properties acquired through foreclosure are carried at the lower of cost (defined as fair value at foreclosure) or fair value less estimated costs to dispose. Accounting literature defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to income through the allowance for losses on other real estate in the period in which the need arises.

Income Taxes

The Company accounts for income taxes under the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(1) **Summary of Significant Accounting Policies, continued**

Income Taxes, continued

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

Derivative Instruments and Hedging Activities

The Company recognizes the fair value of derivatives as assets or liabilities in the financial statements. Changes in the fair value of a derivative depend on the intended use of the derivative instrument at inception. The change in fair value of instruments used as fair value hedges is accounted for in the earnings of the period simultaneous with accounting for the fair value change of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for in comprehensive income rather than earnings. The change in fair value of derivative instruments that are not intended as a hedge is accounted for in the earnings of the period of the change. When a swap contract is settled or terminated, the cumulative change in the fair value is amortized into income over the original hedge period. If the underlying hedged instrument is sold, the Company immediately recognizes the cumulative change in the derivative's value in the component of earnings.

As of December 31, 2003 and 2002, the Company did not hold an interest rate swap position. As of December 31, 2001, the Company held an interest rate swap, which was entered into as a means of managing its interest rate risk and accounted for the hedge instrument as a fair value hedge. The interest rate swap contract, with a notional amount of $20,000,000, was used to hedge the Bank's fixed rate interest risk related to its borrowing with the Federal Home Loan Bank. Under the interest swap contract, the Company received a fixed rate of 3.45% and paid at a rate of 90 day LIBOR which was 1.89% at December 31, 2001. During 2002, the Company recognized $252,950 in gains related to the settlement of the interest rate swap, which was reported as a component of other income.

Stock Compensation Plans

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Had compensation cost for the plan been determined based upon the fair value of the options at the grant dates, the Company's net earnings and net earnings per share would have been reduced to the proforma amounts indicated below:

			2003	2002	2001
Net earnings	As reported	$	5,786,850	5,544,665	4,789,121
	Proforma	$	5,573,908	5,465,894	4,748,635
Net earnings per share	As reported	$	1.75	1.71	1.55
	Proforma	$	1.68	1.69	1.53
Diluted earnings per share	As reported	$	1.72	1.69	1.52
	Proforma	$	1.66	1.66	1.51

(1) **Summary of Significant Accounting Policies, continued**

Stock Compensation Plans, continued

The fair value of each option is estimated on the date of grant using the Black-Scholes Model for 2003 and 2002 and the Minimum Value Model for 2001. The following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of 2.40%, 2.40% and 2.00%, risk free interest rates of 4.27%, 4.14% and 5.00%, respectively, and an expected life of 10 years. Related to 2002 and 2001, we applied price volatilities of 29% and 25%, respectively. For disclosure purposes, the Company immediately recognized the expense associated with the option grants assuming that all awards will vest. The compensation expense included in the proforma results was determined based on the fair value of the option at the time of grant multiplied by the number of options granted net of tax effect.

Net Comprehensive Income

GAAP generally requires that recognized revenues, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items along with net income, are components of comprehensive income. The Company presents comprehensive income in a separate consolidated statement of comprehensive income.

Earnings Per Share

Earnings per common share are based on the weighted average number of common shares outstanding during the period. The effects of potential common shares outstanding during the period are included in diluted earnings per share. Stock options, which are described in note 10, are granted to key management personnel.

For the Year Ended December 31, 2003	Net Earnings	Common Shares	Per Share Amount
Earnings per common share	$ 5,786,850	3,308,087	$ 1.75
Effect of dilutive stock options	-	48,893	(.03)
Diluted earnings per common share	$ 5,786,850	3,356,980	$ 1.72

For the Year Ended December 31, 2002	Net Earnings	Common Shares	Per Share Amount
Earnings per common share	$ 5,544,665	3,243,849	$ 1.71
Effect of dilutive stock options	-	42,353	(.02)
Diluted earnings per common share	$ 5,544,665	3,286,202	$ 1.69

For the Year Ended December 31, 2001	Net Earnings	Common Shares	Per Share Amount
Earnings per common share	$ 4,789,121	3,098,067	$ 1.55
Effect of dilutive stock options	-	45,986	(.03)
Diluted earnings per common share	$ 4,789,121	3,144,053	$ 1.52

New Accounting Standards

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities. The provisions of FIN 46 are effective immediately for all variable interest entities created after January 31, 2003 and, for the first fiscal year or interim period beginning after June 15, 2003, for variable interest entities in which an enterprise holds variable interest in that it acquired before February 1, 2003. The Company does not have an interest in a variable interest entity and, therefore, the adoption of FIN 46 does not have an impact on the Company's financial position or results of operations.

(1) Summary of Significant Accounting Policies, continued

New Accounting Standards, continued

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"), which changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150, which is effective for interim periods beginning after June 15, 2003, requires that those instruments be classified as liabilities in statements of financial position. Since the Company has no such instrument, the adoption of SFAS 150 did not have an impact on the Company's financial position or results of operations.

Reclassifications

Certain reclassifications have been made in the prior years' consolidated financial statements to conform to the presentation used in 2003.

(2) Investment Securities

Investment securities available for sale and held-to-maturity at December 31, 2003 and 2002 are summarized as follows:

Available for Sale

		December 31, 2003			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$	7,026,625	53,574	-	7,080,199
Mortgage-backed securities		16,398,266	492,122	47,714	16,842,674
State, county and municipals		28,089,647	1,495,022	9,583	29,575,086
Corporate bonds		1,657,651	121,132	-	1,778,783
	$	53,172,189	2,161,850	57,297	55,276,742

		December 31, 2002			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$	3,522,598	85,752	-	3,608,350
Mortgage-backed securities		20,811,410	771,173	-	21,582,583
State, county and municipals		24,161,148	1,075,984	22,820	25,214,312
Corporate bonds		1,686,405	40,143	-	1,726,548
	$	50,181,561	1,973,052	22,820	52,131,793

Held to Maturity

		December 31, 2003			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Trust preferred securities	$	4,250,000	22,800	-	4,272,800

		December 31, 2002			
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Trust preferred securities	$	3,500,000	101,400	-	3,601,400

(2) Investment Securities, continued

The amortized cost and estimated fair value of investment securities available for sale and held to maturity at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Available for Sale		Amortized Cost	Estimated Fair Value
U.S. Government agencies, state, county and municipals and corporate bonds:			
Within 1 year	$	2,743,882	2,763,718
1 to 5 years		7,470,917	7,763,691
5 to 10 years		8,676,144	9,015,080
After 10 years		17,882,980	18,891,579
Mortgage-backed securities		16,398,266	16,842,674
	$	53,172,189	55,276,742
Held to Maturity			
Trust preferred securities:			
After 10 years	$	4,250,000	4,272,800

The following is a summary of the fair values of securities that have market losses as of December 31, 2003. The Company has determined that the decline in fair value below the amortized cost basis is temporary for purposes promulgated by Statement of Financial Accounting Standards No. 115 – Accounting for Certain Debt and Equity Securities since there are no securities with losses for a twelve-month period.

		December 31, 2003			
		Less Than 12 Months		12 Months or More	
		Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$	-	-	-	-
Mortgage-backed securities		3,369,392	47,714	-	-
State, county and municipals		1,285,300	9,583	-	-
Corporate bonds		-	-	-	-
Trust preferred securities		-	-	-	-
	$	4,654,692	57,297	-	-

At December 31, 2003, all unrealized losses in the investment securities portfolio related to debt securities. The unrealized losses on these debt securities arose due to changing interest rates and are considered to be temporary. From the December 31, 2003 tables above, 4 out of 88 securities issued by state and political subdivisions contained unrealized losses and 4 out of 71 securities issued by U.S. Government agencies and Government sponsored corporations, including mortgage-backed securities, contained unrealized losses. These unrealized losses are considered temporary because of acceptable investment grades on each security and the repayment sources of principal and interest are government backed.

Proceeds from sales of securities available for sale during 2003, 2002 and 2001 were $0, $6,498,385 and $1,080,000, respectively, with the following gains and losses recognized:

		2003	2002	2001
Gross gains	$	-	6,705	21,831
Gross losses	$	-	-	-

(2) Investment Securities, continued

Investment securities with a fair value of approximately $53,473,000 and $47,217,000 as of December 31, 2003 and 2002, respectively, were pledged to secure public deposits, as required by law, and for other purposes.

(3) Loans

Major classifications of loans at December 31, 2003 and 2002 are summarized as follows:

		2003	2002
Commercial, financial and agricultural	$	31,219,230	34,821,174
Real estate – mortgage		180,991,556	153,572,374
Real estate – construction		68,207,499	68,817,967
Consumer		16,079,558	16,259,910
		296,497,843	273,471,425
Less: Unearned interest		453,718	486,889
Allowance for loan losses		3,479,366	3,771,676
	$	292,564,759	269,212,860

The Company grants loans and extensions of credit to individuals and a variety of businesses and corporations primarily located in its general trade area of Carroll, Paulding and Douglas Counties, Georgia. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market.

Changes in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001 are as follows:

		2003	2002	2001
Balance, beginning of year	$	3,771,676	3,720,206	2,919,812
Provision for loan losses		350,000	483,340	910,500
Loans charged off		(789,544)	(694,566)	(199,720)
Recoveries		147,234	262,696	89,614
Balance, end of year	$	3,479,366	3,771,676	3,720,206

(4) Premises and Equipment

Major classifications of premises and equipment at December 31, 2003 and 2002 are summarized as follows:

		2003	2002
Land	$	1,188,765	1,134,599
Buildings and improvements		6,350,989	5,833,246
Furniture and equipment		5,842,829	5,313,252
		13,382,583	12,281,097
Less: Accumulated depreciation		(6,619,688)	(6,321,330)
	$	6,762,895	5,959,767

Depreciation expense amounted to $863,369, $748,049 and $700,825 in 2003, 2002 and 2001, respectively.

(5) Time Deposits

At December 31, 2003 the scheduled maturities of time deposits are as follows:

2004	$ 77,745,087
2005	16,168,154
2006	11,454,628
2007	4,944,910
2008	3,268,228
	$ 113,581,007

(6) Lines of Credit

The Bank has lines of credit for overnight borrowings of $11,000,000 at December 31, 2003 and 2002. The Bank also has a line of credit with the Federal Home Loan Bank of Atlanta (FHLB) totaling $56,660,000 and $53,940,000 at December 31, 2003 and 2002, respectively. Advances on the FHLB line of credit are subject to available collateral of the Bank. At December 31, 2003 and 2002, the Bank had advances outstanding from the FHLB amounting to $45,000,000 representing the following advances requiring quarterly interest payments:

Advance	Interest Basis	Current Rate	Maturity	Call Date	Early Conversion Option
$ 10,000,000	Fixed	5.49%	May 2011	May 2006	May 2006, 3 month LIBOR
$ 5,000,000	Fixed	6.14%	December 2004	-	-
$ 5,000,000	Fixed	7.07%	May 2005	-	-
$ 10,000,000	Fixed	6.16%	July 2005	-	-
$ 5,000,000	Fixed	5.44%	February 2008	-	-
$ 10,000,000	Fixed	3.37%	September 2012	September 2007	September 2007, 3 month LIBOR

The early conversion option allows the FHLB to convert the advances to a variable interest rate upon notification to the Bank. The FHLB advances are secured by the Bank's stock in the FHLB, its 1-4 family first mortgage loans and qualified commercial loans.

(7) Commitments

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

(7) Commitments, continued

In most cases, the Company requires collateral to support financial instruments with credit risk. The following table summarizes the off-balance-sheet financial instruments as of December 31, 2003 and 2002:

	Approximate Contractual Amount 2003	2002
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 51,587,000	40,842,000
Standby letters of credit	2,402,000	1,658,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management's credit evaluation. Collateral held varies, but may include unimproved and improved real estate, certificates of deposit or personal property.

(8) Stock Repurchase Plan

In 1996, the Board of Directors approved a Stock Repurchase Plan of up to $2,000,000 of the Company's common stock currently outstanding. During 2001, the Board of Directors approved an additional $1,000,000 to be used for the Stock Repurchase Plan. The Company retired 5,847 shares of common stock during 2003. At December 31, 2003, the Company had $1,323,897 remaining to reacquire shares under the Stock Repurchase Plan.

(9) Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under certain adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2003, that the Company and the Bank met all capital adequacy requirements to which it is subject.

(9) Regulatory Matters, continued

As of December 31, 2003 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. Presented below are the Company's and the Bank's actual capital amounts and ratios.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount *(in 000's)*	Ratio	Amount *(in 000's)*	Ratio	Amount *(in 000's)*	Ratio
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 43,280	14%	≥24,640	≥8%	N/A	N/A
Bank	$ 39,280	13%	≥24,597	≥8%	≥30,747	≥10%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	$ 39,801	13%	≥12,320	≥4%	N/A	N/A
Bank	$ 35,801	12%	≥12,299	≥4%	≥18,448	≥ 6%
Tier I Capital (to Average Assets)						
Consolidated	$ 39,801	10%	≥15,474	≥4%	N/A	N/A
Bank	$ 35,801	9%	≥15,414	≥4%	≥19,267	≥ 5%
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 40,697	14%	≥22,889	≥8%	N/A	N/A
Bank	$ 35,424	13%	≥22,812	≥8%	≥28,515	≥10%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	$ 37,210	13%	≥11,445	≥4%	N/A	N/A
Bank	$ 31,949	12%	≥11,406	≥4%	≥17,109	≥ 6%
Tier I Capital (to Average Assets)						
Consolidated	$ 37,210	9%	≥15,149	≥4%	N/A	N/A
Bank	$ 31,949	8%	≥15,115	≥4%	≥18,894	≥ 5%

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior years' net earnings, and the ratio of equity capital to total assets. At December 31, 2003 the Bank could pay approximately $7,168,000 in dividends without obtaining prior regulatory approval.

(10) Incentive Stock Option Plan

Under the January 11, 1994 Incentive Stock Option Plan (the "1994 Plan") the Company may grant options to certain key officers to acquire shares of common stock of the Company at the then fair value, with the number of shares to be determined annually by agreed upon formulas. A total of 160,000 shares of common stock were reserved for possible issuance under the 1994 plan. At December 31, 2003, the Company had distributed all the remaining options available for awards under the 1994 Plan. The options may not be exercised prior to five years from the date of grant and are exercisable no later than ten years from that date. No compensation cost has been recognized for the stock options.

(10) Incentive Stock Option Plan, continued

On April 8, 2003 the shareholders approved the WGNB Corp. 2003 Stock Incentive Plan (the "2003 Plan"). Under the 2003 Plan the Company may grant options to certain key officers to acquire shares of common stock of the Company at the then fair value for incentive stock options and no less than 85% of the fair value for nonqualified stock options, with the number of shares to be determined annually by agreed upon formulas. A total of 660,000 shares of common stock were reserved for possible issuance under the 2003 Plan with a maximum of 350,000 shares to be issued under nonqualified stock option grants. At December 31, 2003, the Company had distributed none of the options available for awards under the 2003 Plan. The options under the 2003 Plan were to be distributed commencing in the 2004 fiscal year and will terminate February 11, 2013 unless previously terminated by the Board of Directors or when the shares approved under the plan have been distributed. The options may be exercised by the participants under a vesting period of five years ratably at 20% per year. The options are exercisable no later than ten years after the date of grant. No compensation cost has been recognized for the stock options.

A summary status of the Company's stock option plan as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates, is presented below:

	2003		2002		2001	
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding, beginning of year	100,358	$15.57	96,279	$ 13.75	88,049	$ 12.04
Awarded during the year	39,734	$24.99	17,272	$ 24.00	14,490	$ 22.50
Forfeited during the year	-	-	(5,681)	$ 19.59	-	-
Exercised during the year	(4,651)	$ 9.90	(7,512)	$ 8.69	(6,260)	$ 7.59
Outstanding, end of year	135,442	$18.53	100,358	$ 15.57	96,279	$ 13.75
Options exercisable at year end	48,739		36,792		23,220	
Weighted average fair value of options granted during the year		$ 8.12		$ 6.91		$ 4.40

The following information applies to all options outstanding at December 31, 2003:

Range of outstanding options	Number of options Outstanding
$7.22 – 7.25	17,781
$9.22 – 13.00	30,958
$20.00 – 24.99	86,703
	135,442
Weighted average remaining contractual life (years)	6.06

(11) Defined Contribution Plan

The Company began a qualified retirement plan pursuant to Internal Revenue Code Section 401(k) in 1996 covering substantially all employees subject to certain minimum age and service requirements. Contribution to the plan by employees is voluntary. During 2003, 2002 and 2001, the Company matched 100% of the participants' contributions up to 6% of the participants' salaries, which is limited to the annual 401(k) contribution limits. The Company also made discretionary contributions to the plan in 2003, 2002 and 2001 of 5% of participants' salaries. Contributions to the plan charged to expense during 2003, 2002 and 2001 were $433,505, $366,148 and $365,993, respectively.

(12) Income Taxes

The components of the provision for income taxes in the consolidated statements of earnings for the years ended December 31, 2003, 2002 and 2001 are as follows:

		2003	2002	2001
Current:				
Federal	$	2,251,444	2,571,959	2,518,696
State		341,612	259,812	293,354
Deferred:				
Federal		75,351	(145,490)	(305,772)
State		11,417	(17,982)	(35,614)
Total	$	2,679,824	2,668,299	2,470,664

The differences between the provision for income taxes and the amount computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

		2003	2002	2001
Pretax income at statutory rates	$	2,878,670	2,790,917	2,468,327
Add (deduct):				
Tax-exempt interest income		(390,578)	(331,773)	(268,094)
State taxes, net of federal effect		85,394	180,054	223,384
Non-deductible interest expense		7,965	28,636	39,909
Other		98,373	465	7,138
	$	2,679,824	2,668,299	2,470,664

The following summarizes the net deferred tax asset, which is included as a component of other assets, at December 31, 2003 and 2002.

		2003	2002
Deferred income tax assets:			
Allowance for loan losses	$	1,174,257	1,285,218
Other real estate owned		149,138	84,688
Other		65,620	82,962
Total gross deferred income tax assets		1,389,015	1,452,868
Deferred income tax liabilities:			
Premises and equipment		(357,219)	(335,070)
Net unrealized gain on securities available for sale		(714,812)	(661,626)
Other		(2,816)	(2,050)
Total gross deferred income tax liabilities		(1,074,847)	(998,746)
Net deferred income tax asset	$	341,168	454,122

(13) Related Party Transactions

The Bank conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the Bank's policy to comply with federal regulations that require that loan transactions with directors and executive officers be made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following summary reflects activity for related party loans for 2003:

Beginning balance	$ 5,433,407
New loans	7,591,585
Repayments	(8,938,689)
Change in related parties	657,774
Ending balance	$ 4,744,077

At December 31, 2003, deposits from directors, executive officers, and their related interests totaled approximately $10,500,000.

(14) Other Operating Expenses

Components of other operating expenses which exceed 1% of total interest income and other income are as follows:

	2003	2002	2001
Professional fees	$ 408,457	521,305	355,018
Software licensing fee	$ -	323,654	256,712

(15) Fair Value of Financial Instruments

The Company is required to disclose fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered a surrogate of the liquidation value of the Company or its subsidiaries, but rather a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination, or issuance.

Cash and Cash Equivalents

For cash, due from banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities

The fair values for investment securities are based on quoted market prices.

Loans

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value.

Deposits

The fair value of demand deposits, savings accounts, NOW and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances

The fair value of advances outstanding is based on the quoted value provided by the FHLB.

(15) Fair Value of Financial Instruments, continued

Commitments to Extend Credit, Standby Letters of Credit

Off-balance-sheet instruments (commitments to extend credit and standby letters of credit) are generally short-term and at variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on many judgements. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The carrying amount and estimated fair values of the Company's financial instruments at December 31, 2003 and 2002 are as follows:

		2003		2002	
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:					
Cash and cash equivalents	$	27,235,798	27,235,798	47,667,210	47,667,210
Securities available for sale	$	55,276,742	55,276,742	52,131,793	52,131,793
Securities held to maturity	$	4,250,000	4,272,800	3,500,000	3,601,400
Loans, net	$	292,564,759	293,298,157	269,212,860	270,684,750
Liabilities:					
Deposits	$	303,316,180	304,808,281	298,725,868	301,439,155
Federal Home Loan Bank advances	$	45,000,000	47,852,386	45,000,000	49,035,029

(16) WGNB Corp. (Parent Company Only) Financial Information

Balance Sheets

December 31, 2003 and 2002

Assets

		2003	2002
Cash	$	4,103,581	5,047,181
Investment in Bank		37,163,669	33,238,343
Securities available for sale		663,095	672,000
Securities held to maturity		750,000	-
Other assets		87,380	297,656
	$	42,767,725	39,255,180

Liabilities and Stockholders' Equity

		2003	2002
Dividends payable	$	583,924	515,049
Other liabilities		94,539	220,180
Total liabilities		678,463	735,229
Stockholders' equity		42,089,262	38,519,951
	$	42,767,725	39,255,180

Statements of Earnings

For the Years Ended December 31, 2003, 2002 and 2001

		2003	2002	2001
Dividends from Bank	$	2,216,517	1,946,290	1,954,115
Other income		20,500	60,637	82,338
Other expense		(26,295)	(51,332)	(157,314)
Earnings before equity in undistributed earnings of subsidiaries		2,210,722	1,955,595	1,879,139
Equity in undistributed earnings (loss) of WGCS		-	(22,803)	23,739
Equity in undistributed earnings of Bank		3,576,128	3,611,873	2,886,243
Net earnings	$	5,786,850	5,544,665	4,789,121

(16) WGNB Corp. (Parent Company Only) Financial Information, continued

Statements of Cash Flows

For the Years Ended December 31, 2003, 2002 and 2001

		2003	2002	2001
Cash flows from operating activities:				
Net earnings	$	5,786,850	5,544,665	4,789,121
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Accretion on securities available for sale		11,534	6,440	-
Loss on sale of other real estate		54,269	-	-
Equity in undistributed earnings of Bank		(3,576,128)	(3,611,873)	(2,886,243)
Equity in undistributed earnings of WGCS		-	22,803	(23,739)
Change in other assets		(8,540)	(131,488)	(11,904)
Change in other liabilities		18,462	189,015	37,645
Net cash provided by operating activities		2,286,447	2,019,562	1,904,880
Cash flows from investing activities:				
Capital infusion to Bank		(275,253)	-	-
Net assets transferred from WGCS		-	91,895	-
Purchase of securities held to maturity		(750,000)	(647,672)	-
Proceeds from paydowns of securities available for sale		6,684	-	-
Proceeds from sale of real estate owned		44,956	-	-
Net cash used by investing activities		(973,613)	(555,777)	-
Cash flows from financing activities:				
Proceeds from borrowings		-	-	372,000
Payments on borrowings		-	(1,282,000)	(390,000)
Loan to WGCS		-	-	(372,000)
Payments received from WGCS		-	1,282,000	390,000
Offering proceeds, net of offering cost		-	4,766,454	-
Dividends paid		(2,147,943)	(1,891,627)	(1,651,553)
Exercise of stock options		46,042	65,282	47,512
Retirement of common stock		(154,533)	(65,282)	(55,365)
Net cash (used) provided by financing activities		(2,256,434)	2,874,827	(1,659,406)
(Decrease) increase in cash		(943,600)	4,338,612	245,474
Cash at beginning of year		5,047,181	708,569	463,095
Cash at end of year	$	4,103,581	5,047,181	708,569
Supplemental disclosure of non-cash financing activities:				
Change in dividends payable	$	(68,875)	(55,148)	(53,938)
Changes in unrealized gains on securities available for sale, net of tax, of Bank	$	78,855	921,914	416,099
Issuance of common stock to directors in lieu of directors' fees	$	28,915	29,366	25,438
Transfer of assets from WGCS to the Company	$	-	155,940	-

Corporate Address

WGNB Corp.
201 Maple Street
Carrollton, GA 30117
(770) 830-2987

Annual Meeting

Tuesday, April 13, 2004, at 3:00 p.m. at the Carrollton Cultural Arts Center located at 251 Alabama Street, Carrollton, Georgia

Number of Employees as of 12/31/03

154

Investor Relations

For more information about WGNB Corp., visit our investor relations page on our Web site, www.wgnb.com

Interested parties may contact Steven J. Haack, Secretary and Treasurer, via e-mail at shaack@wgnb.com or at the mailing address of:
WGNB Corp.
P.O. Box 280
Carrollton, Georgia 30117

Officers of WGNB Corp. as of 12/31/03

L. Leighton Alston	President and CEO
Richard A. Duncan	Executive Vice President
Steven J. Haack	Secretary and Treasurer

Officers of West Georgia National Bank

L. Leighton Alston	Chief Executive Officer
Richard A. Duncan	President
H. B. Lipham, III	Executive Vice President
W. Galen Hobbs, Jr.	Executive Vice President
Steven J. Haack	Chief Financial Officer
M. Dan Butler	Chief Operations Officer
William R. Whitaker	Senior Vice President
G. William Barker	Vice President
Jeffrey A. Bush	Vice President
Julian C. Carter, Jr.	Vice President
J. Keith Crawford	Vice President
Christy Guynn Denney	Vice President
Janice C. Fraser	Vice President
Larry G. Harris	Vice President
C. Scott McDonald	Vice President
Jon P. Minecci	Vice President
Kay H. Moon	Vice President
Lisa L. Robertson	Vice President
Bobby J. Sanders	Vice President
Mark K. Schofield	Vice President
Phil B. Stamps	Vice President
Diane H. Stephens	Vice President
Andrew J. Bates	Assistant Vice President
Ann H. Bell	Assistant Vice President
Lisa F. Langston	Assistant Vice President
Lisa D. Lee	Assistant Vice President
Rick V. Malone	Assistant Vice President
Joseph C. Morck	Assistant Vice President
Dulcie Y. Powell	Assistant Vice President
Melanie W. Robinson	Assistant Vice President
Fletcher L. Underwood	Assistant Vice President
Sylvia S. Negri	Banking Officer
Becky P. Payne	Banking Officer
Susan G. Pierce	Banking Officer
Amy L. Wood	Banking Officer
Francisco E. Baldizon	Assistant Banking Officer
Brenda L. Dangle	Assistant Banking Officer
Teresa M. Simpkins	Assistant Banking Officer
Jerlene K. Stapler	Assistant Banking Officer
K. Magdelene Strickland	Assistant Banking Officer

Directors

W. T. Tommy Green, Jr., Chairman
L. Leighton Alston
Wanda W. Calhoun
Grady Woodfin (Woody) Cole
Richard A. Duncan
L. G. (Jack) Joyner
R. David Perry
L. Richard Plunkett
Dr. Thomas E. Reeve, III
Thomas T. Richards
Oscar W. Roberts, III
Frank T. (Tommy) Thomasson, III
J. Thomas Vance
Charles M. Willis, Sr.
Joe Whit Walker, Chairman Emeritus



16 GRIFFIN
27 LAGRANCE
1896 STANDARD

WGNB Corp.
BANK HOLDING COMPANY

WGNB Corp. • 201 Maple Street • Carrollton, GA 30117 • 770-830-2987 • www.wgnb.com